



Exel plc
Ocean House
The Ring
Bracknell
Berkshire
RG12 1AN
United Kingdom

Telephone +44 1344 302000
Facsimile +44 1344 710031

7 August 2003



United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549
United States of America
Attention: Public Reference Room

SUPPL

Dear Sirs

Re: Exel plc (File No. 82-34655)
Furnishing of documents pursuant to Rule 12g3-2(b)(1)(iii)

Pursuant to the provisions of Rule 12g3-2(b)(1)(iii) under the US Securities Exchange Act of 1934, Exel plc hereby furnishes the following documents:

1. Corporate Announcements during the period:
   - Exel agrees acquisition of Turkish logistics provider to the healthcare Sector – 16/6/03
   - Exel maintains positive trading outlook for 2003 – 26/6/03
   - Exel acquires Brazil's leading healthcare logistics business – 21/7/03
   - Exel plc Interim Report 2003 – 28/7/03

Yours faithfully



PROCESSED
AUG 27 2003
THOMSON FINANCIAL

Doug Evans
Company Secretary

Douglas.evans@exel.com
Tel +44 (0)1344 744525
Fax +44 (0)1344 710034

Enc



press information


exel


SEC MAIL PROCESSING
RECEIVED
AUG 1 3 2003
WASH. D.C.
188
SECTION

EXEL AGREES ACQUISITON OF TURKISH LOGISTICS PROVIDER TO THE HEALTHCARE SECTOR

(London, UK 16 June, 2003) Exel, the world leader in supply chain management, announced today that it has agreed to acquire Transbeynak, a leading regional supply chain management business, based in Turkey. Transbeynak provides supply chain services to the pharmaceutical and healthcare markets. The acquisition is expected to be earnings enhancing in its first full year.

Transbeynak, founded in 1967, operates both bonded and non-bonded, temperature controlled facilities with a mixture of manual and automated specialist packaging and labelling operations. The Company has a significant share of the market in Turkey and works in partnership with 12 of the world's leading pharmaceutical and healthcare companies, including Boehringer Ingelheim and Bayer from its two facilities in Avcilar, west of Istanbul. Transbeynak reported net operating assets of around US$0.5m (as at 30/09/02).

The all cash acquisition will strengthen Exel's healthcare operations in Europe, through combining Transbeynak's strong customer relationships in Turkey with Exel's significant experience in managing global supply chains and ongoing healthcare activity across Europe. This should allow the Group to develop other sales opportunities, as well as providing an enhanced platform for further expansion in Europe.

Graham Inglis, President, Healthcare Worldwide at Exel, commented: "The acquisition of Transbeynak will enable us to offer a wider range of services to our key healthcare clients. Transbeynak's reputation as a highly customer focused business fits well with Exel's philosophy and we are looking forward to working with our enhanced management team to grow the business in this region where we already have significant operations for leading consumer customers."

- ends -

For more information, please contact:
Exel plc
John Dawson, Director of Corporate Affairs +44 1344 744409

The Maitland Consultancy
Martin Leeburn / Lydia Pretzlik +44 20 7379 5151

Exel Press Office
Nicola Pitt/ Emily Goehler +44 1908 244011

Notes to Editors – Exel
Exel is the global leader in supply chain management, providing customer-focused solutions to a wide range of manufacturing and retail industries. Exel's comprehensive range of innovative logistics solutions encompasses the complete supply chain from design and consulting through freight forwarding, warehousing and distribution services to integrated information management and e-commerce support.

Exel, a UK listed, FTSE 100 company, has turnover of £4.7 billion (over US$7 billion) and employs around 67,000 people in 1,600 locations in over 120 countries worldwide. Exel's customers include over two thirds of the world's largest, quoted non-financial companies. More information is available at www.exel.com.

exel

press information

Exel Maintains Positive Trading Outlook for 2003

(London UK, 26 June 2003) Exel, the global supply chain management business, has today confirmed that the Group is performing in line with market expectations for solid trading progress. The update comes ahead of the close period preceding the Group's interim results announcement on 28 July 2003. Exel will be briefing analysts and investors and will be hosting a conference call for all interested parties, details of which are appended to this announcement.

In the year to date Exel's contract logistics activities have performed well, particularly in the Americas. Airfreight performance in Europe and the Americas has been below our expectations, partially offset by growth in seafreight and resilient underlying trading in Asia Pacific. As a result, despite adverse movements in exchange rates, Exel's first half results should be broadly in line with the same period in 2002, and consistent with market expectations.

New contract gains remain ahead of the same period last year and the Group continues to enjoy a healthy pipeline of new business opportunities, demonstrating that Exel's business model clearly provides competitive advantage. The Group continues to expect another year of solid trading progress and is well positioned to deliver good growth in the medium-term.

--ends--

John Coghlan (Deputy Chief Executive and Group Finance Director) and **John Dawson** (Director of Corporate Affairs) will be hosting a conference call at 3:30pm (UK time) on Thursday, 26 June:

- Dial in number is: +44 20 8974 7900
- Verbal access code is: C452799

If you are unable to join the call live, a replay facility will be available for 24 hours after the call for you to listen to a recording:

- Replay dial in number is: +44 1296 618700
- Access PIN number: 638810

A transcription of the call will be made available on Exel's website as soon as possible after the call.

At other times please contact:

John Dawson +44 1344 744409
Director of Corporate Affairs

Press Information

EXEL ACQUIRES BRAZIL'S LEADING HEALTHCARE LOGISTICS BUSINESS
Acquisition of Unidock's extends Exel's healthcare presence in South America

(London, UK, 21 July 2003) - Exel, the global leader in supply chain management, announced today that it is acquiring Unidock's, the leading pharmaceutical logistics provider in Brazil. The acquisition fits with the Group's strategy of strengthening its global coverage by extending Exel's multi-user pharmaceutical presence in the South American market.

Exel will be acquiring all of Unidock's operations in Brazil which provide shared-user warehousing and distribution to the majority of the pharmaceutical companies that currently outsource logistics in the region.

Exel's healthcare operations have grown rapidly over the last few years, driven by the development of a range of integrated logistics solutions, particularly in pharmaceuticals and medical devices. Since 2000, the Group has successfully extended its healthcare services into South East Asia, Australia and New Zealand, as well as growing existing activities in the UK, Continental Europe and the Americas.

The acquisition of Unidock's establishes a healthcare position for Exel within South America. With Brazilian operations in Sao Paulo and Rio de Janeiro, Unidock's provides a wide range of logistics services including inbound transportation, storage, labelling, pick and pack, and outbound transportation to the final customer. With over 250 employees, Unidock's has been operating in Brazil since 1994 and today works with over 20 key healthcare customers.

Combining Unidock's established operations in Brazil with Exel's broader global logistics capability will provide the Group with a competitively advantaged product offering. The integrated solution will address customers' requirements for linking transportation of imported raw materials with warehousing through to distribution of finished products.

In addition, serving a significant number of customers in an increasing number of countries allows Exel to provide global consistency of processes and to transfer best practices across the Group.

"Brazil is the fifth largest country in the world and has a healthcare market with tremendous growth potential," explains Graham Inglis, President, Healthcare Worldwide at Exel. "The acquisition of Unidock's extends our healthcare capabilities, allowing us to provide Exel's current customers with services in a new geography, and Unidock's customers with a broader range of logistics services."

John Allan, Chief Executive of Exel plc, added: "Exel's supply chain expertise and global scope will be enhanced by the addition of Unidock's in Brazil. South America is a major region for development over the next few years and this acquisition will expand our business in Brazil by nearly 50%. It will also enable us to develop stronger relationships with key healthcare and consumer customers." In Brazil, Exel currently operates a network of distribution facilities for the consumer market and is a lead provider of logistics services for automotive Original Equipment Manufacturers (OEMs).

Domingos Fonseca, Partner, Unidock's, who will be staying on to work with Exel said: "Since we started in 1994, Unidock's has rapidly expanded its business to become the leading pharmaceutical logistics provider in Brazil. However, to develop further, in what is an increasingly global marketplace,

we need the additional services and strength of broader customer relationships developed by Exel.

"This development has the full support of senior managers and Board members. The senior management team views this as a very positive step for Unidock's and, together with our customers we are looking forward to benefiting from being part of Exel's global organisation."

Exel will be acquiring assets worth £1.5m (as at 31 December, 2002) and the consideration will be settled in cash from existing resources. The Group expects the acquisition to be earnings enhancing, after goodwill.

Exel's commitment to global development of the Healthcare sector was further illustrated, last month with the acquisition of Transbeynak in Turkey. This acquisition gives Exel strategic presence in the increasingly important European pharmaceutical market and enhances Exel's existing activity serving the Turkish retail and consumer markets. Through this healthcare platform Exel will introduce integrated supply chain solutions to many of the multinational pharmaceutical manufacturers, operating from this geography, as well as regional distribution solutions.

-ends-

For more information, please contact:
Exel plc
John Dawson, Director of Corporate Affairs +44 7733 301986
Rebecca Salt, Head of Group PR & Marketing +44 7774 679739

The Maitland Consultancy
Brian Hudspith / Lydia Pretzlik +44 20 7379 5151

Exel Press Office
Nicola Pitt / Emily Goehler +44 1908 244011

Notes to Editors
About Exel
Exel is the global leader in supply chain management, providing customer-focused solutions to a wide range of manufacturing and retail industries. Exel's comprehensive range of innovative logistics solutions encompasses the complete supply chain from design and consulting through freight forwarding, warehousing and distribution services to integrated information management and e-commerce support.

Exel, a UK listed, FTSE 100 company, has turnover of £4.7 billion (over US$7 billion) and employs around 67,000 people in 1,600 locations in over 120 countries worldwide. Exel's customers include over two thirds of the world's largest, quoted non-financial companies. More information is available at www.exel.com.


RECEIVED
AUG 1 3 2003
188



28 July 2003

Exel reports turnover growth of 7%

Underlying earnings up 7%

Annualised new business wins over £400m

Six months to 30 June	2003 £m	At constant exchange rates 2002[2] £m	At constant exchange rates % Change	At actual exchange rates 2002[2] £m	At actual exchange rates % change
Turnover – continuing operations	**2,391**	2,167	**10.3**	2,231	7.2
Operating Profit[1] – continuing operations	**71.7**	70.5	**1.7**	73.0	(1.8)
Interest	**(4.7)**	(6.8)	-	(7.2)	-
Profit Before Tax[1]	**67.0**	63.4	**5.7**	65.5	2.3
Basic Earnings Per Share[1]	**15.4p**	13.9p	**10.8**	14.4p	6.9
Dividend Per Share	**7.9p**	7.5p	**5.3**	7.5p	5.3

[1] before goodwill, exceptional items and FRS17 finance income
[2] 2002 restated to include impact of the FRS17 Retirement Benefits standard

Highlights

- Operating performance steady in tough market conditions
  - Strong growth in contract logistics - profit up 28% with improved margins
  - Freight management held back by weaker performance in Americas and Europe
  - Asia Pacific delivered solid growth in challenging economic conditions
- Full year free cash flow expectations remain strong after good first half
- Further progress in reducing debtor days and improving average working capital
- Dividend increased by 5.3%

John Allan, Chief Executive of Exel, commented:

"Despite tough market conditions Exel has made considerable progress successfully implementing new contracts and improving operating performance at several businesses. There is still some work to be done in European contract logistics and domestic US freight management, but performance to date confirms the Group's confidence for the balance of 2003.

"Progress with new contract gains remains ahead of the same period last year and the Group enjoys a healthy pipeline of new business opportunities. The Group continues to expect another year of solid trading progress and is well positioned to deliver good growth in the medium-term."

Exel plc
Interim Report 2003

For further information please contact:

Exel plc

John Allan, Chief Executive	On 28 July:	+44 20 7678 0152
John Coghlan, Deputy CEO and Group Finance Director	Generally:	+44 1344 744409
John Dawson, Director of Corporate Affairs		

The Maitland Consultancy

Martin Leeburn / Lydia Pretzlik +44 20 7379 5151

Presentation of Results

The presentation of results will be held at 9:00am, 28 July at ABN Amro, 250 Bishopsgate, London.

Conference call for Analysts, Institutions and other Interested Parties

John Allan and John Dawson will be hosting an operator assisted conference call from 2:30pm UK time, 28 July, for further questions concerning the results. The contact number for the call is +44 20 8974 7900 and the access code is C311011. Once prepared, a transcript of the call will be posted to www.exel.com and a replay facility will be available through to 1 August (01296 618700, access code 775384).

Exel plc
Interim Report 2003

During the first six months of 2003 Exel delivered a strong performance in contract logistics, offset by weaknesses in freight management in the Americas and Continental Europe. New business gains were encouraging at over £400m, resulting in net new business of £240m in the first six months, ahead of the same period last year. In February and March Exel established its own operations in Pakistan and Indonesia which will further strengthen its leading position in the region. In June and July the Group announced two acquisitions in Turkey and Brazil that will add to the growing strength of Exel's global healthcare business. The acquisition of the UK operations of Power was also completed in July.

Contract logistics operations in the UK and Americas demonstrated considerable strengths, improving revenues, profits and underlying margins whilst winning new business to support future growth. Activities in Continental Europe also showed some progress after the recent challenges, but there is still much to do to secure improvements in long-term profitability. Development of contract logistics operations in Asia has continued well, with the benefit of steady revenue growth being matched by continued investment in management to maintain operational excellence.

Exel's freight management operations in Asia Pacific, which now account for almost 50% of our global international airweight, performed well despite weaker trading conditions compared to the same period in 2002. The impact of general economic weakness and the strength of the Euro reduced export volumes and freight margins in key European markets. Performance in the competitive American market was held back, in particular, by weaker operating results from domestic and international operations. US intermodal activities were steady in weak markets.

Cory Environmental, Exel's waste management business, made progress during the first half of 2003, delivering revenue growth but a change in business mix led to a small decline in operating profit.

Impact of translation of foreign currencies

Movements in the dollar and related currencies have had a significant impact on the translation of foreign income and comparisons with the first half of 2002, particularly within the segmental analysis of results. During the first half of 2003 the average US dollar exchange rate was 1.61 to the pound, compared to 1.45 in the first half of 2002. Taking into account different degrees of movement in related currencies this gave rise to an adverse translation impact of £4.2m at the profit before interest level. The movements in the Euro gave rise to some offset, helping to reduce the adverse

translation impact to £2.5m before goodwill; the equivalent of reducing reported growth in operating profit by around 3%. The 2002 turnover and operating profit figures reported in the narrative have been restated using 2003 average exchange rates so that the actual achieved growth/declines are explained before currency movements. The analysis of organic growth in note 5 to the financial statements provides full details of all the results of the business.

Group performance

At constant exchange rates, turnover from continuing operations was up 10.3% at £2,391m (2002: £2,167m), up 6.9% on an organic basis (adjusting for movements in acquisitions and disposals). At constant exchange rates, operating profit, which is stated before goodwill, was up 1.7% at £71.7m (2002: £70.5m). On an organic basis operating profit reduced by 2.6%.

Total contract logistics turnover increased by 15.5% to £1,276m at constant exchange rates, up 11.4% on an organic basis. Overall, contract logistics operating profit increased by 27.5% to £41.7m (2002: £32.7m) at constant exchange rates, and by 19.0% on an organic basis. Margins improved strongly to 3.3% (2002: 3.0%), led by the strong growth in the Americas and the measured progress achieved so far in Continental Europe. Turnover growth in UK activities was led by the major start up of Tradeteam's Interbrew operations which is expected to deliver good incremental profits in 2004 onwards. The UK results include the implementation of FRS17 Retirement Benefits, which charges the full non-cash pensions service costs against operating profit.

Total freight management turnover increased by 4.5% to £1,057m (2002: £1,012m) at constant exchange rates. On the same basis freight management operating profit decreased by 23.4% to £23.3m (2002: £30.4m). Organic growth in turnover was 1.5%. On an organic basis profits declined 24.0%. Asia Pacific, Exel's largest airfreight operation, achieved solid organic growth in both revenues and profits. These were more than offset by weaker performances in Europe and the Americas. Exel's domestic US activities were adversely impacted by a number of issues including a pronounced switch by some customers from expedited airfreight to trucking. Otherwise, the general trends in freight margins and volumes are as expected at this point in the airfreight cycle.

Environmental turnover increased by 14.9% to £58m (2002: £51m) on an organic basis. Operating profit decreased by 9.5% to £6.7m (2002: £7.4m) reflecting a

change in the mix of activities, in part related to the extension of the active life of Cory's landfill operation at Mucking. Overall landfill activities performed well with firm volumes and pricing at most facilities. Cory's municipal services activities also performed well.

A more detailed performance review is included in Appendix A – Review of Operations.

Profit before tax and earnings per share

Net interest costs decreased to £4.7m (2002: £6.8m at constant exchange rates, £7.2m at actual exchange rates), mainly reflecting more favourable interest rates and lower average net debt, led by improved working capital management. As a result interest cover was 15 times (2002: 10 times). Profit before tax, goodwill, exceptional items and FRS17 finance income, was up 5.7% on a constant exchange rates basis at £67.0m (2002: £63.4m at constant exchange rates, £65.5m at actual exchange rates). Earnings per share on the same basis improved 10.8% to 15.4p (2002: 13.9p at constant exchange rates, 14.4p at actual exchange rates). Total exceptional items amounted to a net profit of £0.9m (2002: £0.8m) arising on the disposal of properties and the sale of BRS Taskforce. The Group's effective tax rate was broadly unchanged from the 2002 full year rate of 29%. On a FRS3 basis, after goodwill and exceptional items and FRS17 finance income, profit before tax was £69.7m (2002: £83.3m at constant exchange rates, £84.7m at actual exchange rates) and earnings per share 15.0p (2002: 18.1p at constant exchange rates, 18.4p at actual exchange rates). The decrease in FRS3 profits is almost entirely related to the reduction in FRS17 finance income of £15.0m.

Cash flow

Free cash flow was again healthy at £28.0m (2002: £60.9m). Further reductions were achieved in working capital compared to the same period last year. As a result net cash inflow from operating activities was £107.9m (2002: £132.9m). Tax cash outflows increased by £8.7m, reflecting payment of prior year tax liabilities. Capital expenditure was lower at £49.4m (2002: £53.8m), although investment spend was higher at £10.5m (2002: £0.3m), including an investment in Exel's joint venture partner in China (Sinotrans).

Net cash outflow before financing activities was £31.3m (2002: inflow of £5.1m), after expenditure of £14.2m on acquisitions (2002: £13.6m). This contributed to net debt increasing by £24.0m to £177.7m (30 June 2002: £208.3m and 31 December 2002:

£153.7m). Balance sheet gearing at the end of the period was 26.6% (2002: 32.0%) excluding FRS17 net pension assets and liabilities.

Dividend

The Board is declaring an interim dividend of 7.9p per share, an increase of 5.3% over the previous year. The dividend will be paid on 1 October 2003 to shareholders on the register on 29 August 2003.

Pensions

Exel now accounts for pensions using FRS17 Retirement Benefits. There have been no material changes in the impact of the new standard to those expected at the time of the Group's preliminary results announcement in March 2003. The Group's triennial valuation of its principal UK pension schemes is underway and the preliminary results are expected in October. This review will provide the required information to assess future cash funding requirements. As indicated in March, Exel is likely to recommence some level of cash contribution in 2004. This will not be determined until the actuarial valuations have been completed but the Group expects that any such contribution will be relatively modest.

Strategic progress

May 2003 marked the third anniversary of the merger of former Exel and Ocean Group that created today's Exel. Over the last three years Exel has developed its customer focused strategy through investing in all four of its strategic cornerstones: global coverage, integrated capabilities, people and processes.

During the first half of 2003 the Group has made further progress. Global coverage was strengthened by the acquisitions of two healthcare businesses in Turkey and Brazil, and the start-up of our own operations in the emerging markets of Pakistan and Indonesia, an increasingly important part of extended supply chains. New business gains in retail, technology and healthcare have further illustrated the strengthened demand for Exel's integrated solutions, which combine freight management and contract logistics services. The developing relationship with Marks & Spencer, with whom Exel is undertaking a major review of the extended international supply chain, provides a good example of the solutions and services that are increasingly in demand. Underpinning Exel's capability to support these projects, the Group has been investing in an ongoing initiative to rationalise its IT infrastructure and maintenance costs. Exel has established three primary data centres, with related backup facilities, replacing some 30 separately managed operations. These centres are now providing

very high standards of data and service integrity and are the backbone to the successful implementation of a number of major customer projects around the world.

The Group's consistent ability to win new business, much of which involves complex supply chain design and management, has been the most tangible evidence of Exel's competitive advantage. Whilst changing economic conditions have frequently made renewals more volatile, the increasing rate at which Exel is gaining new business is very pleasing. In the first six months of 2003 Exel gained just over £400m of new business, compared to around £350m and just over £300m in the same periods in 2002 and 2001 respectively. Of these recent gains, over 20% involve integrated solutions.

The results of the annual survey of logistics industry trends, completed by MORI on behalf of Exel, have confirmed several key trends. Based on the responses of nearly 600 industry professionals and senior management, the report highlighted that outsourcing of logistics is set to remain a key industry trend over the next few years. The demand for integrated solutions, where Exel's competitive advantage is strongest, remains of major interest to over 80% of respondents in the survey.

Prospects

Exel's first half results confirm that its business model continues to provide competitive advantage. Margin improvements in contract logistics demonstrate that Exel's customer focus and project management capabilities are delivering high standards of service. Freight management markets have been very competitive with reduced volumes and softer freight prices in the Americas and Asia Pacific.

Despite tough market conditions Exel has made considerable progress successfully implementing new contracts and improving operating performance at several businesses. There is still some work to be done in European contract logistics and domestic US freight management, but performance to date confirms the Group's confidence for the balance of 2003.

Progress with new contract gains remains ahead of the same period last year and the Group enjoys a healthy pipeline of new business opportunities. The Group continues to expect another year of solid trading progress and is well positioned to deliver good growth in the medium-term.

Appendix A – Review of Operations

Europe, Middle East & Africa

Contract logistics

At constant exchange rates, contract logistics activities in Europe, Middle East and Africa increased turnover by 8.4% to £824m (2002: £760m). Organic growth was also 8.4%. On the same basis operating profit improved 12.7% to £17.8m (2002: £15.8m) with margins improving to 2.2% (2002: 2.1%). The strong performance reflected the modest progress made in Europe, improving both margins and profitability, and the consistent growth and improved operational performance in UK activities. Significant new business activities are being integrated that have already led to turnover increases and which should lead to improved returns in future years.

Exel made good progress developing its position as the leading **retail** logistics business in the UK, securing major new business with House of Fraser and Marks & Spencer amongst others. The Marks & Spencer gain will involve Exel adding a further six facilities to its existing site at Enfield and transferring some 2,000 new employees to Exel. **Consumer** business remained steady, with Exel's shared user activities maintaining a good level of performance. New business wins were secured with Heinz, Scotts UK Ltd and Sia amongst others. Progress in Europe for consumer and retail activities remains subdued whilst the performance of specific loss making contracts was improved. However, a number of new business gains have been secured during the first six months including a retail services contract with Carrefour in France. **Healthcare** performed well with improved contributions from operations in The Netherlands and new business gains with Bayer and Edwards Lifesciences across Europe. In the UK, Exel opened its third facility on its Cherwell site near Banbury to provide extra capacity for its expanding pharmaceutical business. Exel's **special products** activities in the UK secured major new business with Rank Hovis and Morrisons. **Automotive** operations in Europe performed well, with operating margins improving on constant revenues driven by turnarounds at underperforming facilities. In particular, Spain and Sweden made steady progress after a challenging 2002. **Technology** profits made further progress during the first six months of the year with improved performances in nearly all countries offsetting the business lost in Spain at the end of June last year. Exel's **Tradeteam** operation has made good progress integrating Interbrew UK's drinks distribution operations into its established network. To support the expanded business, Tradeteam is implementing new operating systems which, as predicted, have had an adverse profit impact in the first half. With the

integration due to be largely complete this year, Tradeteam will see significant benefits in 2004.

Freight management

At constant exchange rates, turnover from freight management activities was broadly unchanged at £385m (2002: £379m) and operating profits declined by 46.9% to £4.3m (2002: £8.1m). On an organic basis, turnover declined by 0.4% and operating profit declined by 49.4%. The good performance in the UK and Ireland was offset by weaknesses in Continental European activities, in particular margin and performance pressures in Belgium and weaker import activities impacting Exel's German operations. Underlying these trends, airweight declined by 3% in the first half, compared to the same period last year.

Within Continental European operations, The Netherlands and Hungary both delivered strong results, led by new business gains with several major customers and the further benefit of the gateway development at Schiphol. In addition, volume and consolidation improvements led to some efficiency gains. Activities in Italy, Exel's third largest operation in the region, also made modest progress in revenues and profits. Exel's African operations were strengthened by the acquisition of Eagle Freight in South Africa, completed early in 2003. Integration has proceeded well and the business has already shown progress over the prior year. The Iraq war had minimal impact on Exel's operations in the Middle East although some one-off costs were incurred related to increased security. Activities quickly returned to relatively normal levels after the conflict ceased.

Americas

Contract logistics

At constant exchange rates, turnover from contact logistics activities in the Americas was up 32.2% at £402m (2002: £304m) with operating profit on the same basis up 46.1% to £22.2m (2002: £15.2m). On an organic basis, turnover was ahead 17.8% and profit increased 27.6%. Margin improved to 5.5% (2002: 5.0%), reflecting a solid performance from all sectors across the region. The strong performance was led by significant new business start-ups over the last 12 months, particularly in consumer, retail and healthcare operations, and improved performances at several technology operations.

Exel's **consumer**, **retail** and **healthcare** activities in the Americas showed very strong growth in the first half, built around a number of major start-ups completed in

the second half of 2002. These included major new facilities for Coors, Johnson & Johnson, Kellogg's and Procter & Gamble amongst others. The integration of Power Logistics, acquired in October 2002 has proceeded well and provided opportunities to leverage the business's customer relationships. Exel Direct's network of customers and geographic capabilities continued to develop new business, including major wins with leading consumer and retail customers. **Automotive** activities in the US performed well. During the first six months Exel started several new projects for The Goodyear Tire & Rubber Company, as part of its ongoing role as the lead logistics manager to the tyre manufacturer. Performance of Exel's new facility for Ford in Brazil, which started operation in the second half of 2002, is improving and is ahead of the weak performance seen in its earlier trading. **Technology** operations made steady progress in turnover and profits by focusing on operational efficiencies and cost management. Growth in Exel's **industrial** and **chemical** operations was good with the business benefiting from new contracts with Crompton, ExxonMobil, International Paper and Tennant.

Freight management

At constant exchange rates, turnover from freight management activities in the Americas decreased modestly to £387m (2002: £394m). On the same basis, operating profit declined by 64.5% to £2.2m (2002: £6.2m). On an organic basis, turnover was down 1.9% and operating profit declined by 64.5%. Operating margins declined to 0.6% (2002: 1.6%).

Export airweight from the region was 5% lower than the previous year and US domestic airfreight volumes declined 29%, reflecting falling underlying demand and the impact of some switching to the expedited ground transportation services, also provided by Exel. An increase in the number of smaller shipments has also led to higher ground and transaction costs that have reduced operating margin. In Toronto, Canada, Exel commissioned a new integrated logistics and freight management facility to service its important Canadian operation. In the US, Exel's intermodal operation performed steadily, against the backdrop of a weak overall market, with volumes and revenues slightly ahead of last year. Seafreight operations in the Americas performed well. Price competition has been particularly severe in the region and Exel has responded in most markets to protect customer relationships. This action will have some continuing impact in the second half of the year while being progressively offset by new programmes to reduce costs.

Asia Pacific

Contract logistics

At constant exchange rates, Exel's contract logistics operations in Asia Pacific increased turnover by 21.9% to £49m (2002: £40m) led by strong organic growth of 20.2%. Following over £1m of further investment in developing the capabilities of the supply chain management team in the region, operating profits remained steady at £1.7m (2002: £1.7m). Operating margins declined to 3.5% (2002: 4.2%) but marginally ahead of the full year result for 2002. The ongoing development of Exel's contract logistics team will help ensure that the Group continues to deliver high standards of service in implementation and management.

During the first six months of the year, Exel secured significant wins across 11 countries in Asia-Pacific with several major **consumer**, **retail** and **healthcare**, **technology**, **industrial** and **automotive** businesses in the region, including Halliburton, Novartis, Pfizer, Schwarzkopf and Unilever. The Unilever business was gained by Exel's new operation in Indonesia. Despite the impact of SARS on the overall business environment in many economies in the region, Exel's operations maintained an uninterrupted performance. The Group established business contingency plans for all its customers in the region to ensure that potential disruptions would be effectively managed. Several large projects were delayed by the SARS virus although work on these has recommenced and the principal facilities should be started this year. Customer developments remain strong and Exel continues to benefit from its good reputation and strengthened management capability in the region. The Group was named as a General Motors Supplier of the Year in recognition of the work done by Exel on General Motors' supply chain in Australia.

Freight management

At constant exchange rates, turnover from freight management activities in Asia Pacific increased by 19.3% to £285m (2002: £239m), or 10.1% on an organic basis. Operating profit increased by 4.3% using constant exchange rates to £16.8m (2002: £16.1m). Margins remained strong at 5.9% (2002: 6.7%), the change being accounted for principally by the consolidation of Exel's share of its joint venture revenues in China, only the profits from which had been included previously. Underlying margins were supported by effective cost management across the region, notwithstanding the impact of capacity reductions on certain routes and the modest impact of managing the potential implications of the SARS virus.

Exel grew airweight by 5% compared to the same period in 2002, reflecting a strong underlying performance in winning attractive new business to offset underlying volume reductions through several major hubs in the region. New business gains included major wins with customers such as GlaxoSmithKline, Philips Semiconductors and companies in contract manufacturing, technology, healthcare and retail sectors.

SARS has had a significant impact on airline passenger schedules and related cargo space. As a result, this has led to firmer airfreight rates (ie increased costs to Exel) on intra Asian activities. This has been mitigated by efficiencies in cargo consolidation and more effective purchasing of freight capacity on long-haul routes to Europe and the Americas. Seafreight activities have benefited from some switching of technology consumables from airfreight, driven by a modest inventory accumulation ahead of the Iraq war which has reduced the demands on the supply chain for fast replenishment. Exel's seafreight activities in the region made good progress and the consolidation services business acquired in February 2002 continues to exceed expectations.

Environmental

Cory Environmental made progress during the first half of 2003, delivering revenue growth but a change in business mix led to a small decline in operating profit. Turnover increased 14.9% to £58m (2002: £51m) and profit eased 9.5% to £6.7m (2002: £7.4m). Operating margins were 11.6% (2002: 14.7%).

Cory's landfill operation at Mucking in Thurrock, Essex, ceased the disposal of liquid and all other road borne waste to the site during 2002. The impact of this mix change was partially offset by better revenues from river-borne waste and from transfer station management at our contracts in Central London as well as from increased recycling activities. Performance from other sites in Gloucestershire, the North West and Midlands was helped by a general firming of landfill prices. The expansion of our contract with Gloucestershire County Council also contributed to the result. A new landfill site at Lyme and Wood Pits Colliery in Merseyside was opened in June.

Cory's municipal services business performed well, delivering profit improvements from most contracts, including Milton Keynes, where performance in 2002 was disappointing.

One future alternative use of Cory's river borne waste, currently being taken to Mucking, which is expected to close at the end of 2007, is to fuel a suitable energy

from waste facility located on the Thames. A public inquiry commenced on 1 July into using a site in Bexley for such a purpose.

Exel plc
Interim Report 2003

Group profit and loss account (unaudited)

	Note	**Half year ended 30.6.03 £m**	Half year ended 30.6.02 (restated) £m	Year ended 31.12.02 (restated) £m
Turnover				
Continuing operations		**2,382.6**	2,230.9	4,679.4
Acquisitions		**7.9**	-	-
		2,390.5	2,230.9	4,679.4
Discontinued operations		**-**	30.9	41.2
Group and share of joint ventures' turnover	5	**2,390.5**	2,261.8	4,720.6
Less: share of joint ventures' turnover		**(37.6)**	(13.9)	(77.6)
Group turnover		**2,352.9**	2,247.9	4,643.0
Operating profit				
Continuing operations		**58.8**	61.2	122.7
Acquisitions		**(0.5)**	-	-
		58.3	61.2	122.7
Discontinued operations		**-**	(0.3)	(0.2)
Continuing operations before goodwill		**71.7**	73.0	148.3
Discontinued operations before goodwill		**-**	(0.3)	(0.2)
Goodwill amortisation		**(13.4)**	(11.8)	(25.6)
Total operating profit	5	**58.3**	60.9	122.5
Exceptional items	6	**0.9**	0.8	0.9
Profit on ordinary activities before interest		**59.2**	61.7	123.4
Net interest		**(4.7)**	(7.2)	(12.8)
Other finance income – FRS 17		**15.2**	30.2	60.5
Underlying profit before tax [1]		**67.0**	65.5	135.3
Goodwill amortisation		**(13.4)**	(11.8)	(25.6)
Exceptional items		**0.9**	0.8	0.9
Other finance income – FRS 17		**15.2**	30.2	60.5
Profit on ordinary activities before taxation		**69.7**	84.7	171.1
Tax on profit on ordinary activities	7	**(22.9)**	(27.1)	(54.5)
Profit on ordinary activities after taxation		**46.8**	57.6	116.6
Equity minority interests		**(2.6)**	(3.2)	(6.4)
Profit for the financial period		**44.2**	54.4	110.2
Dividends	8	**(23.2)**	(22.3)	(67.5)
Transferred to reserves	10	**21.0**	32.1	42.7

	Note	**Pence**	Pence	Pence
Basic earnings per share				
On profit for the financial period	9	**15.0**	18.4	37.3
On underlying profit[1] for the period – including other finance income	9	**19.0**	21.6	44.9
On underlying profit[1] for the period	9	**15.4**	14.4	30.6
Diluted earnings per share				
On profit for the financial period	9	**14.9**	18.3	37.1
On underlying profit[1] for the period – including other finance income	9	**18.8**	21.4	44.7
On underlying profit[1] for the period	9	**15.3**	14.3	30.5

[1] Underlying profit is reported before goodwill amortisation, exceptional items, other finance income – FRS 17 and related tax, where applicable.

Exel plc
Interim Report 2003

Group cash flow statement (unaudited)

	Half year ended 30.6.03 £m	Half year ended 30.6.02 (restated) £m	Year ended 31.12.02 (restated) £m
Net cash inflow from operating activities	**107.9**	132.9	333.7
Dividends received from joint ventures and associates	**0.2**	1.2	2.8
Net cash outflow for returns on investments and servicing of finance	**(8.5)**	(12.2)	(19.1)
Taxation	**(25.3)**	(16.6)	(34.2)
Capital expenditure and financial investment			
Purchase of tangible fixed assets	**(49.4)**	(53.8)	(136.5)
Purchase of investments	**(10.5)**	(0.3)	(0.5)
Sale of tangible fixed assets and investments	**13.6**	9.7	31.6
Net cash outflow for capital expenditure and financial investment	**(46.3)**	(44.4)	(105.4)
Free cash flow	**28.0**	60.9	177.8
Acquisitions and disposals			
Acquisitions	**(14.2)**	(13.6)	(71.4)
Disposals	**0.1**	-	-
Net cash outflow for acquisitions and disposals	**(14.1)**	(13.6)	(71.4)
Equity dividends paid	**(45.2)**	(42.2)	(64.5)
Net cash (outflow)/inflow before the use of liquid resources and financing	**(31.3)**	5.1	41.9
Net cash inflow/(outflow) from management of liquid resources	**15.4**	2.3	(14.0)
Net cash (outflow)/inflow from financing	**(0.4)**	(10.2)	19.0
(Decrease)/increase in cash	**(16.3)**	(2.8)	46.9

Reconciliation of operating profit to operating cash flow (unaudited)

Operating profit	**58.3**	60.9	122.5
Share of profit of joint ventures and associates	**(1.7)**	(2.3)	(4.2)
Group operating profit	**56.6**	58.6	118.3
Depreciation and amortisation	**64.4**	58.8	125.8
Loss on sale of tangible fixed assets	**0.4**	-	2.3
Pension service costs – non cash	**20.0**	16.7	33.7
Movements in provisions	**3.0**	6.3	6.2
Movements in working capital	**(36.3)**	(1.0)	55.6
	108.1	139.4	341.9
Costs of reorganisation in continuing operations	**(0.2)**	(6.5)	(8.2)
Net cash inflow from operating activities	**107.9**	132.9	333.7

Reconciliation of net cash flow to movement in net debt (unaudited)

(Decrease)/increase in cash	**(16.3)**	(2.8)	46.9
Cash outflow from change in debt	**5.6**	11.5	19.6
Cash (inflow)/outflow from change in liquid resources	**(15.4)**	(2.3)	14.0
Change in net debt resulting from cash flows	**(26.1)**	6.4	80.5
Arising on acquisitions	-	-	(1.6)
Non-cash movements	**2.1**	5.1	(12.8)
Movement in net debt	**(24.0)**	11.5	66.1
Net debt at 1 January	**(153.7)**	(219.8)	(219.8)
Net debt at end of period	**(177.7)**	(208.3)	(153.7)

Analysis of net debt	**30.06.03 £m**	30.06.02 £m	31.12.02 £m
Cash at bank and in hand	**127.3**	113.1	149.7
Overdrafts	**(15.6)**	(10.7)	(24.5)
Loans	**(275.7)**	(296.0)	(280.1)
Finance leases	**(19.1)**	(19.9)	(19.6)
Current asset investments	**5.4**	5.2	20.8

Exel plc
Interim Report 2003

Group balance sheet (unaudited)

	Note	**30.6.03 £m**	30.6.02 (restated) £m	31.12.02 (restated) £m
Fixed assets				
Intangible assets – goodwill		**399.3**	378.7	415.8
Tangible assets		**572.5**	566.3	576.2
Investments		**57.7**	51.5	49.2
		1,029.5	996.5	1,041.2
Current assets				
Stocks		**8.2**	9.0	9.2
Debtors				
Amounts falling due within one year		**896.9**	883.1	874.8
Amounts falling due after more than one year		**24.1**	17.8	17.6
Current asset investments		**5.4**	5.2	20.8
Cash at bank and in hand		**127.3**	113.1	149.7
		1,061.9	1,028.2	1,072.1
Creditors: amounts falling due within one year				
Short-term borrowings		**(35.4)**	(37.0)	(50.4)
Other creditors		**(973.3)**	(884.5)	(1,008.5)
Net current assets		**53.2**	106.7	13.2
Total assets less current liabilities		**1,082.7**	1,103.2	1,054.4
Creditors: amounts falling due after more than one year				
Long-term borrowings		**(275.0)**	(289.6)	(273.8)
Other creditors		**(4.5)**	(30.4)	(7.9)
Provisions for liabilities and charges		**(116.7)**	(112.9)	(110.0)
Total net assets excluding pension assets and liabilities		**686.5**	670.3	662.7
Net pension assets and liabilities		**38.0**	353.1	41.3
		724.5	1,023.4	704.0
Equity shareholders' funds	10	**704.8**	1,003.2	687.2
Equity minority interests		**19.7**	20.2	16.8
		724.5	1,023.4	704.0
Net debt		**(177.7)**	(208.3)	(153.7)
Gearing		**25.2%**	20.8%	22.4%
Gearing – excluding net pension assets and liabilities		**26.6%**	32.0%	23.8%

Group statement of total recognised gains and losses (unaudited)

	Half year ended 30.6.03 £m	Half year ended 30.6.02 (restated) £m	Half year ended 31.12.02 (restated) £m
Profit for the financial period	**44.2**	54.4	110.2
Actuarial loss recognised on the pension schemes	**-**	-	(459.1)
Deferred tax relating to actuarial loss on the pension schemes			
UK	**-**	-	135.5
Overseas	**-**	-	2.2
Exchange differences	**(3.6)**	(7.1)	(12.6)
Total recognised gains and losses relating to the period	**40.6**	47.3	(223.8)
Prior year adjustment – FRS 17	**(211.4)**		
Total gains and losses recognised since last annual report	**(170.8)**		

Notes to the interim report (unaudited)

1 The interim report

The interim report was approved by the Board on 25 July 2003. The financial information set out in the interim report is unaudited but has been reviewed by the Auditors and their report to the Company is set out on page •.

2 Accounting policies

The interim financial statements have been prepared on the basis of the accounting policies set out in the 2002 financial statements of Exel plc, except for the adoption of FRS 17 'Retirement benefits'. The taxation charge is based on the estimated effective rate for the full year.

The adoption of FRS 17 has resulted in the following restatements to prior period results:

a) an increase in the pension charge, within operating profit, of £34.8m in the half year ended 30 June 2002 (year ended 31 December 2002: £70.0m),
b) the inclusion of other finance income of £30.2m in the half year to 30 June 2002 (year ended 31 December 2002: £60.5m),
c) a decrease in the tax charge of £1.3m in the half year to 30 June 2002 (year ended 31 December 2002: £2.9m),
d) a decrease in the profit for the period of £3.3m in the half year to 30 June 2002 (year ended 31 December 2002: £6.6m),
e) a decrease in the recognised gains and losses of £3.2m in the half year to 30 June 2002, being primarily the decrease in the profit for the period, (year ended 31 December 2002: £328.0m), and
f) an increase in reserves of £113.4m at 30 June 2002 (31 December 2002: a decrease of £211.4m).

3 Statutory group financial statements

The accounts for the year ended 31 December 2002 set out within this report are not the Group's statutory financial statements. Statutory group financial statements for Exel plc for the year ended 31 December 2002, on which the Auditors gave an unqualified report (which made no statement under sections 237 (2) or (3) of the Companies Act 1985), have been filed with the Registrar of Companies.

4 Exchange rates

The significant exchange rates relative to £ sterling used in the preparation of these financial statements are as follows:

	Average			Period end		
	Half year ended 30.6.03	Half year ended 30.6.02	Year ended 31.12.02	**30.6.03**	30.6.02	31.12.02
US dollar	**1.61**	1.45	1.50	**1.66**	1.52	1.60
Euro	**1.47**	1.61	1.59	**1.45**	1.55	1.54
Singapore dollar	**2.82**	2.64	2.69	**2.91**	2.69	2.78

Notes to the interim report (unaudited) continued

5 Segmental information

Analysis of change in turnover

	Half year ended 30.6.02 £m	Exchange £m	New acquisitions 2003 £m	Increment on 2002 acquisitions £m	Restatements and movement in discontinued operations £m	Organic change £m	Organic change %	**Half year ended 30.06.03 £m**
Europe, Middle East & Africa								
Contract logistics								
UK & Ireland	579.6	2.6	-	-	-	49.8	8.6 %	**632.0**
Continental Europe & Africa	162.6	15.4	-	-	-	14.4	8.1 %	**192.4**
	742.2	18.0	-	-	-	64.2	8.4 %	**824.4**
Freight management								
UK & Ireland	121.0	1.2	-	-	-	(12.4)	(10.1) %	**109.8**
Continental Europe & Africa	236.2	20.2	7.9	-	-	10.9	4.3 %	**275.2**
	357.2	21.4	7.9	-	-	(1.5)	(0.4) %	**385.0**
Europe, Middle East & Africa	1,099.4	39.4	7.9	-	-	62.7	5.5 %	**1,209.4**
Americas								
Contract logistics	341.4	(37.1)	-	43.9	-	54.1	17.8 %	**402.3**
Freight management	439.4	(45.0)	-	0.1	-	(7.4)	(1.9) %	**387.1**
	780.8	(82.1)	-	44.0	-	46.7	6.7 %	**789.4**
Asia Pacific								
Contract logistics	41.0	(0.9)	-	-	0.7	8.1	20.2 %	**48.9**
Freight management	259.2	(20.4)	-	3.5	18.3	24.2	10.1 %	**284.8**
	300.2	(21.3)	-	3.5	19.0	32.3	11.6 %	**333.7**
Total Logistics								
Contract logistics	1,124.6	(20.0)	-	43.9	0.7	126.4	11.4 %	**1,275.6**
Freight management	1,055.8	(44.0)	7.9	3.6	18.3	15.3	1.5 %	**1,056.9**
	2,180.4	(64.0)	7.9	47.5	19.0	141.7	6.7 %	**2,332.5**
Environmental	50.5	-	-	-	-	7.5	14.9 %	**58.0**
Continuing operations	2,230.9	(64.0)	7.9	47.5	19.0	149.2	6.9 %	**2,390.5**
Discontinued operations	30.9	2.6	-	-	(33.5)	-	-	**-**
Total	**2,261.8**	**(61.4)**	**7.9**	**47.5**	**(14.5)**	**149.2**	**6.8 %**	**2,390.5**

Description of Exel's segmental analysis
Exel's segmental analysis splits logistics activities between contract logistics and freight management.

Contract logistics includes ground-based supply chain management services, such as integrated warehousing and transportation, just in time services, sub-assembly and other value added activities.

Freight management includes airfreight and seafreight forwarding, customs broking, transportation management (including US road and rail) and specialist mail and express services.

Due to the comprehensive range of services provided to customers within individual contracts there are some cross-overs between these two segments but these are relatively small.

The restatements of Asia Pacific contract logistics and freight management represent the incremental results of Exel-Sinotrans, following the reclassification of the Group's investment in the company as a joint venture; previously Exel-Sinotrans was included in the Group's results as an associated undertaking. The impact of the restatements on the Group's results is an increase in turnover of £20.7m compared to the half year ended 30 June 2002. There was no change to the Group's profit for the financial period due to this reclassification.

Discontinued operations are BRS Taskforce which was sold in 2003, and the German chilled food logistics business which

Notes to the interim report (unaudited) continued

5 **Segmental information** continued

Analysis of change in operating profit before goodwill

	Half year ended 30.6.02 (restated) £m	Exchange £m	New acquisitions 2003 £m	Increment on 2002 acquisitions £m	Movement in discontinued operations £m	Organic change £m	Organic change %	Half year ended 30.6.03 £m
Europe, Middle East & Africa								
Contract logistics								
UK & Ireland	15.2	0.2	-	-	-	0.8	5.2 %	**16.2**
Continental Europe & Africa	-	0.4	-	-	-	1.2	300.0 %	**1.6**
	15.2	0.6	-	-	-	2.0	12.7 %	**17.8**
Freight management								
UK & Ireland	1.1	0.1	-	-	-	0.2	16.7 %	**1.4**
Continental Europe & Africa	5.8	1.1	0.2	-	-	(4.2)	(60.9) %	**2.9**
	6.9	1.2	0.2	-	-	(4.0)	(49.4) %	**4.3**
Europe, Middle East & Africa	22.1	1.8	0.2	-	-	(2.0)	(8.4) %	**22.1**
Americas								
Contract logistics	17.2	(2.0)	-	2.8	-	4.2	27.6 %	**22.2**
Freight management	7.0	(0.8)	-	-	-	(4.0)	(64.5) %	**2.2**
	24.2	(2.8)	-	2.8	-	0.2	0.9 %	**24.4**
Asia Pacific								
Contract logistics	1.7	-	-	-	-	-	- %	**1.7**
Freight management	17.6	(1.5)	-	-	-	0.7	4.3 %	**16.8**
	19.3	(1.5)	-	-	-	0.7	3.9 %	**18.5**
Total Logistics								
Contract logistics	34.1	(1.4)	-	2.8	-	6.2	19.0 %	**41.7**
Freight management	31.5	(1.1)	0.2	-	-	(7.3)	(24.0) %	**23.3**
	65.6	(2.5)	0.2	2.8	-	(1.1)	(1.7) %	**65.0**
Environmental	7.4	-	-	-	-	(0.7)	(9.5) %	**6.7**
Continuing operations	73.0	(2.5)	0.2	2.8	-	(1.8)	(2.6) %	**71.7**
Discontinued operations	(0.3)	-	-	-	0.3	-	-	**-**
Goodwill amortisation	(11.8)	0.7	(0.7)	(1.6)	-	-	-	**(13.4)**
Total	**60.9**	**(1.8)**	**(0.5)**	**1.2**	**0.3**	**(1.8)**	**(3.0)** %	**58.3**

The FRS 17 defined benefit pension service costs included within the segmental analysis in the half year ended 30 June 2003 are £20.2m (half year ended 30 June 2002 £16.7m).

Notes to the interim report (unaudited) continued

5 Segmental information continued

By business sector

	Turnover			Operating profit before goodwill		
	Half year ended 30.6.03 £m	Half year ended 30.6.02 £m	Year ended 31.12.02 £m	**Half year ended 30.6.03 £m**	Half year ended 30.6.02 (restated) £m	Year ended 31.12.02 (restated) £m
Europe, Middle East & Africa						
Contract logistics						
UK & Ireland	**632.0**	579.6	1,211.3	**16.2**	15.2	31.1
Continental Europe & Africa	**192.4**	162.6	341.9	**1.6**	-	0.6
	824.4	742.2	1,553.2	**17.8**	15.2	31.7
Freight management						
UK & Ireland	**109.8**	121.0	223.6	**1.4**	1.1	2.6
Continental Europe & Africa	**275.2**	236.2	472.2	**2.9**	5.8	11.7
	385.0	357.2	695.8	**4.3**	6.9	14.3
Europe, Middle East & Africa	**1,209.4**	1,099.4	2,249.0	**22.1**	22.1	46.0
Americas						
Contract logistics	**402.3**	341.4	707.4	**22.2**	17.2	34.5
Freight management	**387.1**	439.4	903.9	**2.2**	7.0	17.6
	789.4	780.8	1,611.3	**24.4**	24.2	52.1
Asia Pacific						
Contract logistics	**48.9**	41.0	89.2	**1.7**	1.7	2.7
Freight management	**284.8**	259.2	625.6	**16.8**	17.6	33.3
	333.7	300.2	714.8	**18.5**	19.3	36.0
Total Logistics						
Contract logistics	**1,275.6**	1,124.6	2,349.8	**41.7**	34.1	68.9
Freight management	**1,056.9**	1,055.8	2,225.3	**23.3**	31.5	65.2
	2,332.5	2,180.4	4,575.1	**65.0**	65.6	134.1
Environmental	**58.0**	50.5	104.3	**6.7**	7.4	14.2
Continuing operations before goodwill	**2,390.5**	2,230.9	4,679.4	**71.7**	73.0	148.3
Discontinued operations	**-**	30.9	41.2	**-**	(0.3)	(0.2)
Goodwill amortisation	**-**	-	-	**(13.4)**	(11.8)	(25.6)
Total	**2,390.5**	2,261.8	4,720.6	**58.3**	60.9	122.5

Notes to the interim report (unaudited) continued

6 Exceptional items

	Half year ended 30.6.03 £m	Half year ended 30.6.02 £m	Year ended 31.12.02 £m
Profit on disposals of fixed assets	**1.5**	0.8	0.9
Loss on termination and disposals of discontinued operations			
Loss on termination of German chilled food logistics business	-	(7.2)	(9.0)
Less 2001 provision	-	7.2	9.0
Other disposals	**(0.6)**	-	-
	(0.6)	-	-
Total exceptional items	**0.9**	0.8	0.9

7 Tax on profit on ordinary activities

	Half year ended 30.6.03 £m	Half year ended 30.6.02 (restated) £m	Year ended 31.12.02 (restated) £m
UK tax	**9.9**	14.9	31.0
Foreign tax	**13.0**	12.2	23.5
Tax on profit on ordinary activities	**22.9**	27.1	54.5
The tax charge is analysed as follows:			
On ordinary activities before exceptional items	**23.6**	28.8	56.6
On exceptional items	**(0.7)**	(1.7)	(2.1)
	22.9	27.1	54.5

8 Dividends

	Half year ended 30.6.03 pence	Half year ended 30.6.02 pence	Year ended 31.12.02 pence
Dividend per share			
Interim	**7.9**	7.5	7.5
Final	-	-	15.3
	7.9	7.5	22.8

Notes to the interim report (unaudited) continued

9 Earnings per share

	Half year ended 30.6.03 £m	Half year ended 30.6.02 (restated) £m	Year ended 31.12.02 (restated) £m
Profit for the financial period	**44.2**	54.4	110.2
Add back			
Amortisation of goodwill	**13.4**	11.8	25.6
Exceptional items	**(0.9)**	(0.8)	(0.9)
Tax on exceptional items	**(0.7)**	(1.7)	(2.1)
Other finance income – FRS 17	**(15.2)**	(30.2)	(60.5)
Tax on other finance income – FRS 17	**4.6**	9.1	18.2
Underlying profit for the period	**45.4**	42.6	90.5
Weighted average number of shares (millions)			
Basic average number of shares	**295.3**	295.3	295.5
Dilutive potential ordinary shares	**1.8**	2.6	1.7
Diluted average number of shares	**297.1**	297.9	297.2

10 Movements in shareholders' funds

	Half year ended 30.6.03 £m	Half year ended 30.6.02 (restated) £m	Year ended 31.12.02 (restated) £m
Profit for the financial period	**44.2**	54.4	110.2
Dividends	**(23.2)**	(22.3)	(67.5)
	21.0	32.1	42.7
Shares allotted	**0.2**	1.3	1.6
Actuarial loss recognised on the pension schemes	**-**	-	(459.1)
Deferred tax relating to actuarial loss on the pension schemes	**-**	-	137.7
Exchange differences	**(3.6)**	(7.1)	(12.6)
Movements in shareholders' funds	**17.6**	26.3	(289.7)
At 1 January (originally £898.6m before deducting prior year adjustment of £211.4m)	**687.2**	976.9	976.9
Shareholders' funds at end of period	**704.8**	1,003.2	687.2

Exel plc
Interim Report 2003

Independent review report to Exel plc

Introduction
We have been instructed by the Company to review the financial information for the six months ended 30 June 2003 which comprises the group profit and loss account, group cash flow statement, reconciliation of operating profit to operating cash flow, reconciliation of net cash flow to movement in net debt, group balance sheet, group statement of total recognised gains and losses, and the related notes 1 to 10. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board. To the fullest extent permitted by the law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors' responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied, unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2003.

Ernst & Young LLP
London
25 July 2003

Interim Report 2003

creating new value in the supply chain


exel

Exel's third annual survey of the logistics industry*, conducted by MORI, an independent research agency, has again confirmed that the Group continues to make progress reinforcing its reputation with customers around the world.

Key findings from the Survey highlights the progress Exel has made developing its customer account management and service capabilities. Many of the findings are included in this year's interim report.

The results of the research confirm that Exel is continuing to strengthen its business, in terms of reputation, services and people. Enthusiasm for more outsourcing and the growing worldwide interest in integrated logistics confirm that Exel's customer focused strategy and competitively advantaged businesses are well aligned with the needs of the marketplace.

Key data

Turnover by geography



Europe, Middle East & Africa
£2,249m turnover or 49%
£46m operating profit
39,000 employees



Americas
£1,611m turnover or 35%
£52m operating profit
19,000 employees



Asia Pacific
£715m turnover or 16%
£36m operating profit
8,000 employees

Turnover by industry (%)

The value of Exel's experience is enhanced by an industry-focused approach to the supply chain that delivers unrivalled business and market expertise.

- Automotive 11
- Chemical 6
- Retail 17
- Consumer 22
- Healthcare 5
- Industrial 10
- Technology 23
- Other 6



Figures as reported for Exel's ongoing logistics activities for the full year ended 31 December 2002

Contents

60%

of customers say Exel's service has improved over the last 12 months

*A total of 594 supply chain professionals from around the world completed the confidential, online survey conducted by MORI, an independent research agency.

Report to shareholders


Nigel Rich
Chairman

During the first six months of 2003 Exel delivered a strong performance in contract logistics, offset by weaknesses in freight management in the Americas and Continental Europe. New business gains were encouraging at over £400m, resulting in net new business of £240m in the first six months, ahead of the same period last year. In February and March Exel established its own operations in Pakistan and Indonesia which will further strengthen its leading position in the region. In June and July the Group announced two acquisitions in Turkey and Brazil that will add to the growing strength of Exel's global healthcare business. The acquisition of the UK operations of Power was also completed in July.

Contract logistics operations in the UK and Americas demonstrated considerable strengths, improving revenues, profits and underlying margins whilst winning new business to support future growth. Activities in Continental Europe also showed some progress after the recent challenges, but there is still much to do to secure improvements in long-term profitability. Development of contract logistics operations in Asia has continued well, with the benefit of steady revenue growth being matched by continued investment in management to maintain operational excellence.

Exel's freight management operations in Asia Pacific, which now account for almost 50% of our global international airweight, performed well despite weaker trading conditions compared to the same period in 2002. The impact of general economic weakness and the strength of the Euro reduced export volumes and freight margins in key European markets. Performance in the competitive American market was held back, in particular, by weaker operating results from domestic and international operations. US intermodal activities were steady in weak markets.

Cory Environmental, Exel's waste management business, made progress during the first half of 2003, delivering revenue growth but a change in business mix led to a small decline in operating profit.

Impact of translation of foreign currencies
Movements in the dollar and related currencies have had a significant impact on the translation of foreign income and comparisons with the first half of 2002, particularly within the segmental analysis of results. During the first half of 2003 the average US dollar exchange rate was 1.61 to the pound, compared to 1.45 in the first half of 2002. Taking into account different degrees of movement in related currencies this gave rise to an adverse translation impact of £4.2m at the profit before interest level. The movements in the Euro gave rise to some offset, helping to reduce the adverse translation impact to £2.5m before goodwill; the equivalent of reducing reported growth in operating profit by around 3%. The 2002 turnover and operating profit figures reported in the narrative have been restated using 2003 average exchange rates so that the actual achieved growth/declines are explained before currency movements. The analysis of organic growth in note 5 to the financial statements provides full details of all the results of the business.

Group performance
At constant exchange rates, turnover from continuing operations was up 10.3% at £2,391m (2002: £2,167m), up 6.9% on an organic basis (adjusting for movements in acquisitions and disposals). At constant exchange rates, operating profit, which is stated before goodwill, was up 1.7% at £71.7m (2002: £70.5m). On an organic basis operating profit reduced by 2.6%.

Total contract logistics turnover increased by 15.5% to £1,276m at constant exchange rates, up 11.4% on an organic basis. Overall, contract logistics operating profit increased by 27.5% to £41.7m (2002: £32.7m) at constant exchange rates, and by 19.0% on an organic basis. Margins improved strongly to 3.3% (2002: 3.0%), led by the strong growth in the Americas and the measured




Highlights

➔ Exel reports turnover growth of 7%

➔ Underlying earnings up 7%

➔ Annualised new business wins over £400m

Six months to 30 June	2003 £m	At constant exchange rates 2002[2] £m	% Change	At actual exchange rates 2002[2] £m	% Change
Turnover – continuing operations	**2,391**	2,167	**10.3**	2,231	7.2
Operating profit[1] – continuing operations	**71.7**	70.5	**1.7**	73.0	(1.8)
Interest	**(4.7)**	(6.8)	**–**	(7.2)	–
Profit before tax[1]	**67.0**	63.4	**5.7**	65.5	2.3
Basic earnings per share[1]	**15.4p**	13.9p	**10.8**	14.4p	6.9
Dividend per share	**7.9p**	7.5p	**5.3**	7.5p	5.3

[1]before goodwill, exceptional items and FRS 17 finance income
[2]2002 restated to include impact of the FRS 17 Retirement Benefits standard



John Allan
Chief Executive

➔ Operating performance steady in tough market conditions

➔ Strong growth in contract logistics – profit up 28% with improved margins

➔ Freight management held back by weaker performance in Americas and Europe

➔ Asia Pacific delivered solid growth in challenging economic conditions

➔ Full year free cash flow expectations remain strong after good first half

➔ Further progress in reducing debtor days and improving average working capital

➔ Dividend increased by 5.3%

"Despite tough market conditions Exel has made considerable progress successfully implementing new contracts and improving operating performance at several businesses. There is still some work to be done in European contract logistics and domestic US freight management, but performance to date confirms the Group's confidence for the balance of 2003.

"Progress with new contract gains remains ahead of the same period last year and the Group enjoys a healthy pipeline of new business opportunities. The Group continues to expect another year of solid trading progress and is well positioned to deliver good growth in the medium-term."

John Allan
Chief Executive

55%

of customers expect to outsource the majority of their supply chain management activities over the next two years; beyond this, 53% predict an increase in outsourcing in the medium-term

progress achieved so far in Continental Europe. Turnover growth in UK activities was led by the major start up of Tradeteam's Interbrew operations which is expected to deliver good incremental profits in 2004 onwards. The UK results include the implementation of FRS 17 Retirement Benefits, which charges the full non-cash pensions service costs against operating profit.

Total freight management turnover increased by 4.5% to £1,057m (2002: £1,012m) at constant exchange rates. On the same basis freight management operating profit decreased by 23.4% to £23.3m (2002: £30.4m). Organic growth in turnover was 1.5%. On an organic basis profits declined 24.0%. Asia Pacific, Exel's largest airfreight operation, achieved solid organic growth in both revenues and profits. These were more than offset by weaker performances in Europe and the Americas. Exel's domestic US activities were adversely impacted by a number of issues including a pronounced switch by some customers from expedited airfreight to trucking. Otherwise, the general trends in freight margins and volumes are as expected at this point in the airfreight cycle.

Environmental turnover increased by 14.9% to £58m (2002: £51m) on an organic basis. Operating profit decreased by 9.5% to £6.7m (2002: £7.4m) reflecting a change in the mix of activities, in part related to the extension of the active life of Cory's landfill operation at Mucking. Overall landfill activities performed well with firm volumes and pricing at most facilities. Cory's municipal services activities also performed well.

Profit before tax and earnings per share
Net interest costs decreased to £4.7m (2002: £6.8m at constant exchange rates, £7.2m at actual exchange rates), mainly reflecting more favourable interest rates and lower average net debt, led by improved working capital management. As a result interest cover was 15 times (2002: 10 times). Profit before tax, goodwill, exceptional items and FRS 17 finance income, was up 5.7% on a constant exchange rates basis at £67.0m (2002: £63.4m at constant exchange rates, £65.5m at actual exchange rates). Earnings per share on the same basis improved 10.8% to 15.4p (2002: 13.9p at constant exchange rates, 14.4p at actual exchange rates). Total exceptional items amounted to a net profit of £0.9m (2002: £0.8m) arising on the disposal of properties and the sale of BRS Taskforce. The Group's effective tax rate was broadly unchanged from the 2002 full year rate of 29%. On a FRS 3 basis, after goodwill and exceptional items and FRS 17 finance income, profit before tax was £69.7m (2002: £83.3m at constant exchange rates, £84.7m at actual exchange rates) and earnings per share 15.0p (2002: 18.1p at constant exchange rates, 18.4p at actual exchange rates). The decrease in FRS 3 profits is almost entirely related to the reduction in FRS 17 finance income of £15.0m.

Cash flow
Free cash flow was again healthy at £28.0m (2002: £60.9m). Further reductions were achieved in working capital compared to the same period last year. As a result net cash inflow from operating activities was £107.9m (2002: £132.9m). Tax cash outflows increased by £8.7m, reflecting payment of prior year tax liabilities. Capital expenditure was lower at £49.4m (2002: £53.8m), although investment spend was higher at £10.5m (2002: £0.3m), including an investment in Exel's joint venture partner in China (Sinotrans).

Net cash outflow before financing activities was £31.3m (2002: inflow of £5.1m), after expenditure of £14.2m on acquisitions (2002: £13.6m). This contributed to net debt increasing by £24.0m to £177.7m (30 June 2002: £208.3m and 31 December 2002: £153.7m). Balance sheet gearing at the end of the period was 26.6% (2002: 32.0%) excluding FRS 17 net pension assets and liabilities.

Dividend
The Board is declaring an interim dividend of 7.9p per share, an increase of 5.3% over the previous year. The dividend will be paid on 1 October 2003 to shareholders on the register on 29 August 2003.

Pensions
Exel now accounts for pensions using FRS 17 Retirement Benefits. There have been no material changes in the impact of the new standard to those expected at the time of the Group's preliminary results announcement in March 2003. The Group's triennial valuation of its principal UK pension schemes is underway and the preliminary results are expected in October. This review will provide the required information to assess future cash funding requirements. As indicated in March, Exel is likely to recommence some level of cash contribution in 2004. This will not be determined until the actuarial valuations have been completed but the Group expects that any such contribution will be relatively modest.

Strategic progress

May 2003 marked the third anniversary of the merger of former Exel and Ocean Group that created today's Exel. Over the last three years Exel has developed its customer focused strategy through investing in all four of its strategic cornerstones: global coverage, integrated capabilities, people and processes.

During the first half of 2003 the Group has made further progress. Global coverage was strengthened by the acquisitions of two healthcare businesses in Turkey and Brazil, and the start-up of our own operations in the emerging markets of Pakistan and Indonesia, an increasingly important part of extended supply chains. New business gains in retail, technology and healthcare have further illustrated the strengthened demand for Exel's integrated solutions, which combine freight management and contract logistics services. The developing relationship with Marks & Spencer, with whom Exel is undertaking a major review of the extended international supply chain, provides a good example of the solutions and services that are increasingly in demand. Underpinning Exel's capability to support these projects, the Group has been investing in an ongoing initiative to rationalise its IT infrastructure and maintenance costs. Exel has established three primary data centres, with related backup facilities, replacing some 30 separately managed operations. These centres are now providing very high standards of data and service integrity



→ 81%

of respondents say integrated logistics solutions are relevant to their company

and are the backbone to the successful implementation of a number of major customer projects around the world.

The Group's consistent ability to win new business, much of which involves complex supply chain design and management, has been the most tangible evidence of Exel's competitive advantage. Whilst changing economic conditions have frequently made renewals more volatile, the increasing rate at which Exel is gaining new business is very pleasing. In the first six months of 2003 Exel gained just over £400m of new business, compared to around £350m and just over £300m in the same periods in 2002 and 2001 respectively. Of these recent gains, over 20% involve integrated solutions.

The results of the annual survey of logistics industry trends, completed by MORI on behalf of Exel, have confirmed several key trends. Based on the responses of nearly 600 industry professionals and senior management, the report highlighted that outsourcing of logistics is set to remain a key industry trend over the next few years. The demand for integrated solutions, where Exel's competitive advantage is strongest, remains of major interest to over 80% of respondents in the survey.

Europe, Middle East & Africa

Contract logistics

At constant exchange rates, contract logistics activities in Europe, Middle East & Africa increased turnover by 8.4% to £824m (2002: £760m). Organic growth was also 8.4%. On the same basis operating profit improved 12.7% to £17.8m (2002: £15.8m) with margins improving to 2.2% (2002: 2.1%). The strong performance reflected the modest progress made in Europe, improving both margins and profitability, and the consistent growth and improved operational performance in UK activities. Significant new business activities are being integrated that have already led to turnover increases and which should lead to improved returns in future years.

Exel made good progress developing its position as the leading retail logistics business in the UK, securing major new business with House of Fraser and Marks & Spencer amongst others. The Marks & Spencer gain will involve Exel adding a further six facilities to its existing site at Enfield and transferring some 2,000 new employees to Exel. Consumer business remained steady, with Exel's shared user activities maintaining a good level of performance. New business wins were secured with Heinz, Scotts UK Ltd and Sia amongst others. Progress in Europe for consumer and retail activities remains subdued whilst the performance of specific loss making contracts was improved. However, a number of new business gains have been secured during the first six months including a retail services contract with Carrefour in France. Healthcare performed well with improved contributions from operations in The Netherlands and new business gains with Bayer and Edwards Lifesciences across Europe. In the UK, Exel opened its third facility on its Cherwell site near Banbury to provide extra capacity for its expanding pharmaceutical business. Exel's special products activities in the UK secured major new business with Rank Hovis and Morrisons. Automotive operations in Europe performed well, with operating margins improving on constant revenues driven by turnarounds at underperforming facilities. In particular, Spain and Sweden made steady progress after a challenging 2002. Technology profits made further progress during the first six months of the year with improved performances in nearly all countries offsetting the business lost in Spain at the end of June last year. Exel's Tradeteam operation has made good progress integrating Interbrew UK's drinks distribution operations into its established network. To support the expanded business, Tradeteam is implementing new operating systems which, as predicted, have had an adverse profit impact in the first half. With the integration due to be largely complete this year, Tradeteam will see significant benefits in 2004.

Freight management

At constant exchange rates, turnover from freight management activities was broadly unchanged at £385m (2002: £379m) and operating profits declined by 46.9% to £4.3m (2002: £8.1m). On an organic basis, turnover declined by 0.4% and operating profit declined by 49.4%. The good performance in the UK and Ireland was offset by weaknesses in Continental European activities, in particular margin and performance pressures in Belgium and weaker import activities impacting Exel's German operations. Underlying these trends, airweight declined by 3% in the first half, compared to the same period last year.

Within Continental European operations, The Netherlands and Hungary both delivered strong results, led by new business gains with several major customers and the further benefit of the gateway development at Schiphol. In addition, volume and consolidation improvements led to some efficiency gains. Activities in Italy, Exel's third largest operation in the region, also made modest progress in revenues and profits. Exel's African operations were strengthened by the acquisition of Eagle Freight in South Africa, completed early in 2003. Integration has proceeded well and the business has already shown progress over the prior year. The Iraq war had minimal impact on Exel's operations in the Middle East although some one-off costs were incurred related to increased security. Activities quickly returned to relatively normal levels after the conflict ceased.

Americas

Contract logistics

At constant exchange rates, turnover from contact logistics activities in the Americas was up 32.2% at £402m (2002: £304m) with operating profit on the same basis up 46.1% to £22.2m (2002: £15.2m). On an organic basis, turnover was ahead 17.8% and profit increased 27.6%. Margin improved to 5.5% (2002: 5.0%), reflecting a solid performance from all sectors across the region. The strong performance was led by significant new business start-ups over the last 12 months, particularly in consumer, retail and healthcare operations, and improved performances at several technology operations.



Over

→ 70%

of customers rate Exel's account management positively in terms of consistency and frequency of contact, ability to address their needs and understanding of their business

Exel's consumer, retail and healthcare activities in the Americas showed very strong growth in the first half, built around a number of major start-ups completed in the second half of 2002. These included major new facilities for Coors, Johnson & Johnson, Kellogg's and Procter & Gamble amongst others. The integration of Power Logistics, acquired in October 2002 has proceeded well and provided opportunities to leverage the business's customer relationships. Exel Direct's network of customers and geographic capabilities continued to develop new business, including major wins with leading consumer and retail customers. Automotive activities in the US performed well. During the first six months Exel started several new projects for The Goodyear Tire & Rubber Company, as part of its ongoing role as the lead logistics manager to the tyre manufacturer. Performance of Exel's new facility for Ford in Brazil, which started operation in the second half of 2002, is improving and is ahead of the weak performance seen in its earlier trading. Technology operations made steady progress in turnover and profits by focusing on operational efficiencies and cost management. Growth in Exel's industrial and chemical operations was good with the business benefiting from new contracts with Crompton, ExxonMobil, International Paper and Tennant.

Freight management
At constant exchange rates, turnover from freight management activities in the Americas decreased modestly to £387m (2002: £394m). On the same basis, operating profit declined by 64.5% to £2.2m (2002: £6.2m). On an organic basis, turnover was down 1.9% and operating profit declined by 64.5%. Operating margins declined to 0.6% (2002: 1.6%).

Export airweight from the region was 5% lower than the previous year and US domestic airfreight volumes declined 29%, reflecting falling underlying demand and the impact of some switching to the expedited ground transportation services, also provided by Exel. An increase in the number of smaller shipments has also led to higher ground and transaction costs that have reduced operating margin. In Toronto, Canada, Exel commissioned a new integrated logistics and freight management facility to service its important Canadian operation. In the US, Exel's intermodal operation performed steadily, against the backdrop of a weak overall market, with volumes and revenues slightly ahead of last year. Seafreight operations in the Americas performed well. Price competition has been particularly severe in the region and Exel has responded in most markets to protect customer relationships. This action will have some continuing impact in the second half of the year while being progressively offset by new programmes to reduce costs.

Asia Pacific

Contract logistics
At constant exchange rates, Exel's contract logistics operations in Asia Pacific increased turnover by 21.9% to £49m (2002: £40m) led by strong organic growth of 20.2%. Following over £1m of further investment in developing the capabilities of the supply chain management team in the region, operating profits remained steady at £1.7m (2002: £1.7m). Operating margins declined to 3.5% (2002: 4.2%) but marginally ahead of the full year result for 2002. The ongoing development of Exel's contract logistics team will help ensure that the Group continues to deliver high standards of service in implementation and management.

During the first six months of the year, Exel secured significant wins across 11 countries in Asia Pacific with several major consumer, retail and healthcare, technology, industrial and automotive businesses in the region, including Halliburton, Novartis, Pfizer, Schwarzkopf and Unilever. The Unilever business was gained by Exel's new operation in Indonesia. Despite the impact of SARS on the overall business environment in many economies in the region, Exel's operations maintained an uninterrupted performance. The Group established business contingency plans for all its customers in the region to ensure that potential disruptions would be effectively managed. Several large projects were delayed by the SARS virus although work on these has recommenced and the principal facilities should be started this year. Customer developments remain strong and Exel continues to benefit from its good reputation and strengthened management capability in the region. The Group was named as a General Motors Supplier of the Year in recognition of the work done by Exel on General Motors' supply chain in Australia.

Freight management
At constant exchange rates, turnover from freight management activities in Asia Pacific increased by 19.3% to £285m (2002: £239m), or 10.1% on an organic basis. Operating profit increased by 4.3% using constant exchange rates to £16.8m (2002: £16.1m). Margins remained strong at 5.9% (2002: 6.7%), the change being accounted for principally by the consolidation of Exel's share of its joint venture revenues in China, only the profits from which had been included previously. Underlying margins were supported by effective cost management across the region, notwithstanding the impact of capacity reductions on certain routes and the modest impact of managing the potential implications of the SARS virus.

Exel grew airweight by 5% compared to the same period in 2002, reflecting a strong underlying performance in winning attractive new business to offset underlying volume reductions through several major hubs in the region. New business gains included major wins with customers such as GlaxoSmithKline, Philips Semiconductors and companies in contract manufacturing, technology, healthcare and retail sectors.

SARS has had a significant impact on airline passenger schedules and related cargo space. As a result, this has led to firmer airfreight rates (ie increased costs to Exel) on intra Asian activities. This has been mitigated by efficiencies in cargo consolidation and more effective purchasing of freight capacity on long-haul routes to Europe and the Americas. Seafreight activities have benefited from some switching of technology consumables from airfreight, driven by a modest inventory accumulation ahead of the Iraq war which





59%

of customers rate Exel above the industry average on customer service and industry understanding

has reduced the demands on the supply chain for fast replenishment. Exel's seafreight activities in the region made good progress and the consolidation services business acquired in February 2002 continues to exceed expectations.

Environmental

Cory Environmental made progress during the first half of 2003, delivering revenue growth but a change in business mix led to a small decline in operating profit. Turnover increased 14.9% to £58m (2002: £51m) and profit eased 9.5% to £6.7m (2002: £7.4m). Operating margins were 11.6% (2002: 14.7%).

Cory's landfill operation at Mucking in Thurrock, Essex, ceased the disposal of liquid and all other road borne waste to the site during 2002. The impact of this mix change was partially offset by better revenues from river-borne waste and from transfer station management at our contracts in Central London as well as from increased recycling activities. Performance from other sites in Gloucestershire, the North West and Midlands was helped by a general firming of landfill prices. The expansion of our contract with Gloucestershire County Council also contributed to the result. A new landfill site at Lyme and Wood Pits Colliery in Merseyside was opened in June.

Cory's municipal services business performed well, delivering profit improvements from most contracts, including Milton Keynes, where performance in 2002 was disappointing.

One future alternative use of Cory's river borne waste, currently being taken to Mucking, which is expected to close at the end of 2007, is to fuel a suitable energy from waste facility located on the Thames. A public inquiry commenced on 1 July into using a site in Bexley for such a purpose.

Prospects

Exel's first half results confirm that its business model continues to provide competitive advantage. Margin improvements in contract logistics demonstrate that Exel's customer focus and project management capabilities are delivering high standards of service. Freight management markets have been very competitive with reduced volumes and softer freight prices in the Americas and Asia Pacific.

Despite tough market conditions Exel has made considerable progress successfully implementing new contracts and improving operating performance at several businesses. There is still some work to be done in European contract logistics and domestic US freight management, but performance to date confirms the Group's confidence for the balance of 2003.

Progress with new contract gains remains ahead of the same period last year and the Group enjoys a healthy pipeline of new business opportunities. The Group continues to expect another year of solid trading progress and is well positioned to deliver good growth in the medium-term.



→ 58%

of customers rate Exel above the industry average as a long-term strategic partner

Independent review report to Exel plc

Introduction
We have been instructed by the Company to review the financial information for the six months ended 30 June 2003 which comprises the group profit and loss account, group cash flow statement, reconciliation of operating profit to operating cash flow, reconciliation of net cash flow to movement in net debt, group balance sheet, group statement of total recognised gains and losses, and the related notes 1 to 10. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This Report is made solely to the Company in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board. To the fullest extent permitted by the law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this Report, or for the conclusions we have formed.

Directors' responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied, unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2003.

Ernst & Young LLP
London
25 July 2003

Group profit and loss account (unaudited)

	Note	Half year ended 30.06.03 £m	Half year ended 30.06.02 (restated) £m	Year ended 31.12.02 (restated) £m
Turnover				
Continuing operations		**2,382.6**	2,230.9	4,679.4
Acquisitions		**7.9**	–	–
		2,390.5	2,230.9	4,679.4
Discontinued operations		**–**	30.9	41.2
Group and share of joint ventures' turnover	5	**2,390.5**	2,261.8	4,720.6
Less: share of joint ventures' turnover		**(37.6)**	(13.9)	(77.6)
Group turnover		**2,352.9**	2,247.9	4,643.0
Operating profit				
Continuing operations		**58.8**	61.2	122.7
Acquisitions		**(0.5)**	–	–
		58.3	61.2	122.7
Discontinued operations		**–**	(0.3)	(0.2)
Continuing operations before goodwill		**71.7**	73.0	148.3
Discontinued operations before goodwill		**–**	(0.3)	(0.2)
Goodwill amortisation		**(13.4)**	(11.8)	(25.6)
Total operating profit	5	**58.3**	60.9	122.5
Exceptional items	6	**0.9**	0.8	0.9
Profit on ordinary activities before interest		**59.2**	61.7	123.4
Net interest		**(4.7)**	(7.2)	(12.8)
Other finance income – FRS 17		**15.2**	30.2	60.5
Underlying profit before tax[1]		**67.0**	65.5	135.3
Goodwill amortisation		**(13.4)**	(11.8)	(25.6)
Exceptional items		**0.9**	0.8	0.9
Other finance income – FRS 17		**15.2**	30.2	60.5
Profit on ordinary activities before taxation		**69.7**	84.7	171.1
Tax on profit on ordinary activities	7	**(22.9)**	(27.1)	(54.5)
Profit on ordinary activities after taxation		**46.8**	57.6	116.6
Equity minority interests		**(2.6)**	(3.2)	(6.4)
Profit for the financial period		**44.2**	54.4	110.2
Dividends	8	**(23.2)**	(22.3)	(67.5)
Transferred to reserves	10	**21.0**	32.1	42.7

		pence	pence	pence
Basic earnings per share				
On profit for the financial period	9	**15.0**	18.4	37.3
On underlying profit[1] for the period – including other finance income	9	**19.0**	21.6	44.9
On underlying profit[1] for the period	9	**15.4**	14.4	30.6
Diluted earnings per share				
On profit for the financial period	9	**14.9**	18.3	37.1
On underlying profit[1] for the period – including other finance income	9	**18.8**	21.4	44.7
On underlying profit[1] for the period	9	**15.3**	14.3	30.5

[1]Underlying profit is reported before goodwill amortisation, exceptional items, other finance income – FRS 17 and related tax, where applicable.

Group cash flow statement (unaudited)

	Half year ended 30.06.03 £m	Half year ended 30.06.02 (restated) £m	Year ended 31.12.02 (restated) £m
Net cash inflow from operating activities	**107.9**	132.9	333.7
Dividends received from joint ventures and associates	**0.2**	1.2	2.8
Net cash outflow for returns on investments and servicing of finance	**(8.5)**	(12.2)	(19.1)
Taxation	**(25.3)**	(16.6)	(34.2)
Capital expenditure and financial investment			
Purchase of tangible fixed assets	**(49.4)**	(53.8)	(136.5)
Purchase of investments	**(10.5)**	(0.3)	(0.5)
Sale of tangible fixed assets and investments	**13.6**	9.7	31.6
Net cash outflow for capital expenditure and financial investment	**(46.3)**	(44.4)	(105.4)
Free cash flow	**28.0**	60.9	177.8
Acquisitions and disposals			
Acquisitions	**(14.2)**	(13.6)	(71.4)
Disposals	**0.1**	–	–
Net cash outflow for acquisitions and disposals	**(14.1)**	(13.6)	(71.4)
Equity dividends paid	**(45.2)**	(42.2)	(64.5)
Net cash (outflow)/inflow before the use of liquid resources and financing	**(31.3)**	5.1	41.9
Net cash inflow/(outflow) from management of liquid resources	**15.4**	2.3	(14.0)
Net cash (outflow)/inflow from financing	**(0.4)**	(10.2)	19.0
(Decrease)/increase in cash	**(16.3)**	(2.8)	46.9

Reconciliation of operating profit to operating cash flow (unaudited)

	Half year ended 30.06.03 £m	Half year ended 30.06.02 (restated) £m	Year ended 31.12.02 (restated) £m
Operating profit	**58.3**	60.9	122.5
Share of profit of joint ventures and associates	**(1.7)**	(2.3)	(4.2)
Group operating profit	**56.6**	58.6	118.3
Depreciation and amortisation	**64.4**	58.8	125.8
Loss on sale of tangible fixed assets	**0.4**	–	2.3
Pension service costs – non cash	**20.0**	16.7	33.7
Movements in provisions	**3.0**	6.3	6.2
Movements in working capital	**(36.3)**	(1.0)	55.6
	108.1	139.4	341.9
Costs of reorganisation in continuing operations	**(0.2)**	(6.5)	(8.2)
Net cash inflow from operating activities	**107.9**	132.9	333.7

Reconciliation of net cash flow to movement in net debt (unaudited)

	Half year ended 30.06.03 £m	Half year ended 30.06.02 (restated) £m	Year ended 31.12.02 (restated) £m
(Decrease)/increase in cash	**(16.3)**	(2.8)	46.9
Cash outflow from change in debt	**5.6**	11.5	19.6
Cash (inflow)/outflow from change in liquid resources	**(15.4)**	(2.3)	14.0
Change in net debt resulting from cash flows	**(26.1)**	6.4	80.5
Arising on acquisitions	–	–	(1.6)
Non-cash movements	**2.1**	5.1	(12.8)
Movement in net debt	**(24.0)**	11.5	66.1
Net debt at 1 January	**(153.7)**	(219.8)	(219.8)
Net debt at end of period	**(177.7)**	(208.3)	(153.7)

Analysis of net debt	**30.06.03 £m**	30.06.02 £m	31.12.02 £m
Cash at bank and in hand	**127.3**	113.1	149.7
Overdrafts	**(15.6)**	(10.7)	(24.5)
Loans	**(275.7)**	(296.0)	(280.1)
Finance leases	**(19.1)**	(19.9)	(19.6)
Current asset investments	**5.4**	5.2	20.8
	(177.7)	(208.3)	(153.7)

Group balance sheet (unaudited)

	Note	30.06.03 £m	30.06.02 (restated) £m	31.12.02 (restated) £m
Fixed assets				
Intangible assets – goodwill		**399.3**	378.7	415.8
Tangible assets		**572.5**	566.3	576.2
Investments		**57.7**	51.5	49.2
		1,029.5	996.5	1,041.2
Current assets				
Stocks		**8.2**	9.0	9.2
Debtors				
Amounts falling due within one year		**896.9**	883.1	874.8
Amounts falling due after more than one year		**24.1**	17.8	17.6
Current asset investments		**5.4**	5.2	20.8
Cash at bank and in hand		**127.3**	113.1	149.7
		1,061.9	1,028.2	1,072.1
Creditors: amounts falling due within one year				
Short-term borrowings		**(35.4)**	(37.0)	(50.4)
Other creditors		**(973.3)**	(884.5)	(1,008.5)
Net current assets		**53.2**	106.7	13.2
Total assets less current liabilities		**1,082.7**	1,103.2	1,054.4
Creditors: amounts falling due after more than one year				
Long-term borrowings		**(275.0)**	(289.6)	(273.8)
Other creditors		**(4.5)**	(30.4)	(7.9)
Provisions for liabilities and charges		**(116.7)**	(112.9)	(110.0)
Total net assets excluding pension assets and liabilities		**686.5**	670.3	662.7
Net pension assets and liabilities		**38.0**	353.1	41.3
		724.5	1,023.4	704.0
Equity shareholders' funds	10	**704.8**	1,003.2	687.2
Equity minority interests		**19.7**	20.2	16.8
		724.5	1,023.4	704.0
Net debt		**(177.7)**	(208.3)	(153.7)
Gearing		**25.2%**	20.8%	22.4%
Gearing – excluding net pension assets and liabilities		**26.6%**	32.0%	23.8%

Group statement of total recognised gains and losses (unaudited)

	Half year ended 30.06.03 £m	Half year ended 30.06.02 (restated) £m	Year ended 31.12.02 (restated) £m
Profit for the financial period	**44.2**	54.4	110.2
Actuarial loss recognised on the pension schemes	**–**	–	(459.1)
Deferred tax relating to actuarial loss on the pension schemes			
UK	**–**	–	135.5
Overseas	**–**	–	2.2
Exchange differences	**(3.6)**	(7.1)	(12.6)
Total recognised gains and losses relating to the period	**40.6**	47.3	(223.8)
Prior year adjustment – FRS 17	**(211.4)**		
Total gains and losses recognised since last annual report	**(170.8)**		

Notes to the interim report (unaudited)

1 The interim report
The interim report was approved by the Board on 25 July 2003. The financial information set out in the interim report is unaudited but has been reviewed by the Auditors and their report to the Company is set out on page 7.

2 Accounting policies
The interim financial statements have been prepared on the basis of the accounting policies set out in the 2002 financial statements of Exel plc, except for the adoption of FRS 17 'Retirement Benefits'. The taxation charge is based on the estimated effective rate for the full year.

The adoption of FRS 17 has resulted in the following restatements to prior period results:

a) an increase in the pension charge, within operating profit, of £34.8m in the half year ended 30 June 2002 (year ended 31 December 2002: £70.0m),

b) the inclusion of other finance income of £30.2m in the half year to 30 June 2002 (year ended 31 December 2002: £60.5m),

c) a decrease in the tax charge of £1.3m in the half year to 30 June 2002 (year ended 31 December 2002: £2.9m),

d) a decrease in the profit for the period of £3.3m in the half year to 30 June 2002 (year ended 31 December 2002: £6.6m),

e) a decrease in the recognised gains and losses of £3.2m in the half year to 30 June 2002, being primarily the decrease in the profit for the period, (year ended 31 December 2002: £328.0m), and

f) an increase in reserves of £113.4m at 30 June 2002 (31 December 2002: a decrease of £211.4m).

3 Statutory group financial statements
The accounts for the year ended 31 December 2002 set out within this report are not the Group's statutory financial statements. Statutory group financial statements for Exel plc for the year ended 31 December 2002, on which the Auditors gave an unqualified report (which made no statement under sections 237 (2) or (3) of the Companies Act 1985), have been filed with the Registrar of Companies.

4 Exchange rates
The significant exchange rates relative to £ sterling used in the preparation of these financial statements are as follows:

	Average			**Period end**		
	Half year ended 30.06.03	Half year ended 30.06.02	Year ended 31.12.02	**30.06.03**	30.06.02	31.12.02
US dollar	**1.61**	1.45	1.50	**1.66**	1.52	1.60
Euro	**1.47**	1.61	1.59	**1.45**	1.55	1.54
Singapore dollar	**2.82**	2.64	2.69	**2.91**	2.69	2.78

Notes to the interim report (unaudited) continued

5 Segmental information

Analysis of change in turnover	Half year ended 30.06.02 £m	Exchange £m	New acquisitions 2003 £m	Increment on 2002 acquisitions £m	Restatements and movement in discontinued operations £m	Organic change £m	Organic change %	**Half year ended 30.06.03 £m**
Europe, Middle East & Africa								
Contract logistics								
UK & Ireland	579.6	2.6	–	–	–	49.8	8.6%	**632.0**
Continental Europe & Africa	162.6	15.4	–	–	–	14.4	8.1%	**192.4**
	742.2	18.0	–	–	–	64.2	8.4%	**824.4**
Freight management								
UK & Ireland	121.0	1.2	–	–	–	(12.4)	(10.1)%	**109.8**
Continental Europe & Africa	236.2	20.2	7.9	–	–	10.9	4.3%	**275.2**
	357.2	21.4	7.9	–	–	(1.5)	(0.4)%	**385.0**
Europe, Middle East & Africa	1,099.4	39.4	7.9	–	–	62.7	5.5%	**1,209.4**
Americas								
Contract logistics	341.4	(37.1)	–	43.9	–	54.1	17.8%	**402.3**
Freight management	439.4	(45.0)	–	0.1	–	(7.4)	(1.9)%	**387.1**
	780.8	(82.1)	–	44.0	–	46.7	6.7%	**789.4**
Asia Pacific								
Contract logistics	41.0	(0.9)	–	–	0.7	8.1	20.2%	**48.9**
Freight management	259.2	(20.4)	–	3.5	18.3	24.2	10.1%	**284.8**
	300.2	(21.3)	–	3.5	19.0	32.3	11.6%	**333.7**
Total Logistics								
Contract logistics	1,124.6	(20.0)	–	43.9	0.7	126.4	11.4%	**1,275.6**
Freight management	1,055.8	(44.0)	7.9	3.6	18.3	15.3	1.5%	**1,056.9**
	2,180.4	(64.0)	7.9	47.5	19.0	141.7	6.7%	**2,332.5**
Environmental	50.5	–	–	–	–	7.5	14.9%	**58.0**
Continuing operations	2,230.9	(64.0)	7.9	47.5	19.0	149.2	6.9%	**2,390.5**
Discontinued operations	30.9	2.6	–	–	(33.5)	–	–	**–**
Total	**2,261.8**	**(61.4)**	**7.9**	**47.5**	**(14.5)**	**149.2**	**6.8%**	**2,390.5**

Description of Exel's segmental analysis
Exel's segmental analysis splits logistics activities between contract logistics and freight management.

Contract logistics includes ground-based supply chain management services, such as integrated warehousing and transportation, just in time services, sub-assembly and other value added activities.

Freight management includes airfreight and seafreight forwarding, customs broking, transportation management (including US road and rail) and specialist mail and express services.

Due to the comprehensive range of services provided to customers within individual contracts there are some cross-overs between these two segments but these are relatively small.

The restatements of Asia Pacific contract logistics and freight management represent the incremental results of Exel-Sinotrans, following the reclassification of the Group's investment in the company as a joint venture; previously Exel-Sinotrans was included in the Group's results as an associated undertaking. The impact of the restatements on the Group's results is an increase in turnover of £20.7m compared to the half year ended 30 June 2002. There was no change to the Group's profit for the financial period due to this reclassification.

Discontinued operations are BRS Taskforce which was sold in 2003, and the German chilled food logistics business which was closed in 2002.

5 Segmental information continued

Analysis of change in operating profit before goodwill	Half year ended 30.06.02 (restated) £m	Exchange £m	New acquisitions 2003 £m	Increment on 2002 acquisitions £m	Movement in discontinued operations £m	Organic change £m	Organic change %	**Half year ended 30.06.03 £m**
Europe, Middle East & Africa								
Contract logistics								
UK & Ireland	15.2	0.2	–	–	–	0.8	5.2%	**16.2**
Continental Europe & Africa	–	0.4	–	–	–	1.2	300.0%	**1.6**
	15.2	0.6	–	–	–	2.0	12.7%	**17.8**
Freight management								
UK & Ireland	1.1	0.1	–	–	–	0.2	16.7%	**1.4**
Continental Europe & Africa	5.8	1.1	0.2	–	–	(4.2)	(60.9)%	**2.9**
	6.9	1.2	0.2	–	–	(4.0)	(49.4)%	**4.3**
Europe, Middle East & Africa	22.1	1.8	0.2	–	–	(2.0)	(8.4)%	**22.1**
Americas								
Contract logistics	17.2	(2.0)	–	2.8	–	4.2	27.6%	**22.2**
Freight management	7.0	(0.8)	–	–	–	(4.0)	(64.5)%	**2.2**
	24.2	(2.8)	–	2.8	–	0.2	0.9%	**24.4**
Asia Pacific								
Contract logistics	1.7	–	–	–	–	–	–	**1.7**
Freight management	17.6	(1.5)	–	–	–	0.7	4.3%	**16.8**
	19.3	(1.5)	–	–	–	0.7	3.9%	**18.5**
Total Logistics								
Contract logistics	34.1	(1.4)	–	2.8	–	6.2	19.0%	**41.7**
Freight management	31.5	(1.1)	0.2	–	–	(7.3)	(24.0)%	**23.3**
	65.6	(2.5)	0.2	2.8	–	(1.1)	(1.7)%	**65.0**
Environmental	7.4	–	–	–	–	(0.7)	(9.5)%	**6.7**
Continuing operations	73.0	(2.5)	0.2	2.8	–	(1.8)	(2.6)%	**71.7**
Discontinued operations	(0.3)	–	–	–	0.3	–	–	**–**
Goodwill amortisation	(11.8)	0.7	(0.7)	(1.6)	–	–	–	**(13.4)**
Total	**60.9**	**(1.8)**	**(0.5)**	**1.2**	**0.3**	**(1.8)**	**(3.0)%**	**58.3**

The FRS 17 defined benefit pension service costs included within the segmental analysis in the half year ended 30 June 2003 are £20.2m (half year ended 30 June 2002: £16.7m).

Notes to the interim report (unaudited) continued

5 Segmental information *continued*

By business sector	Turnover: Half year ended 30.06.03 £m	Turnover: Half year ended 30.06.02 £m	Turnover: Year ended 31.12.02 £m	Operating profit before goodwill: Half year ended 30.06.03 £m	Operating profit before goodwill: Half year ended 30.06.02 (restated) £m	Operating profit before goodwill: Year ended 31.12.02 (restated) £m
Europe, Middle East & Africa						
Contract logistics						
UK & Ireland	**632.0**	579.6	1,211.3	**16.2**	15.2	31.1
Continental Europe & Africa	**192.4**	162.6	341.9	**1.6**	–	0.6
	824.4	742.2	1,553.2	**17.8**	15.2	31.7
Freight management						
UK & Ireland	**109.8**	121.0	223.6	**1.4**	1.1	2.6
Continental Europe & Africa	**275.2**	236.2	472.2	**2.9**	5.8	11.7
	385.0	357.2	695.8	**4.3**	6.9	14.3
Europe, Middle East & Africa	**1,209.4**	1,099.4	2,249.0	**22.1**	22.1	46.0
Americas						
Contract logistics	**402.3**	341.4	707.4	**22.2**	17.2	34.5
Freight management	**387.1**	439.4	903.9	**2.2**	7.0	17.6
	789.4	780.8	1,611.3	**24.4**	24.2	52.1
Asia Pacific						
Contract logistics	**48.9**	41.0	89.2	**1.7**	1.7	2.7
Freight management	**284.8**	259.2	625.6	**16.8**	17.6	33.3
	333.7	300.2	714.8	**18.5**	19.3	36.0
Total Logistics						
Contract logistics	**1,275.6**	1,124.6	2,349.8	**41.7**	34.1	68.9
Freight management	**1,056.9**	1,055.8	2,225.3	**23.3**	31.5	65.2
	2,332.5	2,180.4	4,575.1	**65.0**	65.6	134.1
Environmental	**58.0**	50.5	104.3	**6.7**	7.4	14.2
Continuing operations before goodwill	**2,390.5**	2,230.9	4,679.4	**71.7**	73.0	148.3
Discontinued operations	**–**	30.9	41.2	**–**	(0.3)	(0.2)
Goodwill amortisation	**–**	–	–	**(13.4)**	(11.8)	(25.6)
Total	**2,390.5**	2,261.8	4,720.6	**58.3**	60.9	122.5

6 Exceptional items

	Half year ended 30.06.03 £m	Half year ended 30.06.02 £m	Year ended 31.12.02 £m
Profit on disposals of fixed assets	**1.5**	0.8	0.9
Loss on termination and disposals of discontinued operations			
Loss on termination of German chilled food logistics business	–	(7.2)	(9.0)
Less 2001 provision	–	7.2	9.0
Other disposals	**(0.6)**	–	–
	(0.6)	–	–
Total exceptional items	**0.9**	0.8	0.9

7 Tax on profit on ordinary activities

	Half year ended 30.06.03 £m	Half year ended 30.06.02 (restated) £m	Year ended 31.12.02 (restated) £m
UK tax	**9.9**	14.9	31.0
Foreign tax	**13.0**	12.2	23.5
Tax on profit on ordinary activities	**22.9**	27.1	54.5
The tax charge is analysed as follows:			
On ordinary activities before exceptional items	**23.6**	28.8	56.6
On exceptional items	**(0.7)**	(1.7)	(2.1)
	22.9	27.1	54.5

8 Dividends

	Half year ended 30.06.03 pence	Half year ended 30.06.02 pence	Year ended 31.12.02 pence
Dividend per share			
Interim	**7.9**	7.5	7.5
Final	**–**	–	15.3
	7.9	7.5	22.8

Notes to the interim report (unaudited) continued

9 Earnings per share

	Half year ended 30.06.03 £m	Half year ended 30.06.02 (restated) £m	Year ended 31.12.02 (restated) £m
Profit for the financial period	**44.2**	54.4	110.2
Add back			
Amortisation of goodwill	**13.4**	11.8	25.6
Exceptional items	**(0.9)**	(0.8)	(0.9)
Tax on exceptional items	**(0.7)**	(1.7)	(2.1)
Other finance income – FRS 17	**(15.2)**	(30.2)	(60.5)
Tax on other finance income – FRS 17	**4.6**	9.1	18.2
Underlying profit for the period	**45.4**	42.6	90.5
Weighted average number of shares (millions)			
Basic average number of shares	**295.3**	295.3	295.5
Dilutive potential ordinary shares	**1.8**	2.6	1.7
Diluted average number of shares	**297.1**	297.9	297.2

10 Movements in shareholders' funds

	Half year ended 30.06.03 £m	Half year ended 30.06.02 (restated) £m	Year ended 31.12.02 (restated) £m
Profit for the financial period	**44.2**	54.4	110.2
Dividends	**(23.2)**	(22.3)	(67.5)
	21.0	32.1	42.7
Shares allotted	**0.2**	1.3	1.6
Actuarial loss recognised on the pension schemes	**–**	–	(459.1)
Deferred tax relating to actuarial loss on the pension schemes	**–**	–	137.7
Exchange differences	**(3.6)**	(7.1)	(12.6)
Movements in shareholders' funds	**17.6**	26.3	(289.7)
At 1 January (originally £898.6m before deducting prior year adjustment of £211.4m)	**687.2**	976.9	976.9
Shareholders' funds at end of period	**704.8**	1,003.2	687.2

Shareholder information

Share price information
The latest share price information is available at www.exel.com. Shareholders within the UK can also use Ceefax, Teletext and the Cityline service operated by the Financial Times (T 0906 843 3545 – please note this is charged at a premium rate).

Electronic communications
Shareholders may elect to receive notice of shareholder communications, such as annual and interim reports and notice of shareholder meetings, by e-mail by registering with the Shareview service operated by the Registrar. To register, log on to www.shareview.co.uk and complete the online registration process. The service also allows you to check your holding online.

Shareholders may also deliver forms of proxy by electronic means. Instructions on how to register will be provided in the Notice for the 2004 AGM.

Enquiries on shareholdings
All administrative enquiries relating to shareholdings should be directed to the Registrar.

Dividend reinvestment plan (DRIP)
The dividend reinvestment plan enables shareholders to use the whole of their cash dividends to buy additional shares in the Company in the market at competitive dealing rates. Full details of the plan can be obtained from the Registrar.

Low cost share dealing service
This service has been established with the Company's brokers, Cazenove & Co Ltd. It is designed to provide shareholders with a low cost way of buying and selling Exel shares. Further information, including the necessary forms, can be obtained from:

Cazenove & Co Ltd
Postal Share Dealing Service
20 Moorgate
London
EC2R 6DA
T +44 20 7155 5155

Charitable donations
The Exel Foundation is a charitable trust supported by the Company which helps disadvantaged children and young people. Shareholders wishing to donate cash/shares to The Exel Foundation, or to receive details of its matched giving programme, should contact Val Corrigan, Vice President, Community Affairs (T +44 1234 833090).

Exel website
Shareholders are encouraged to visit our website at www.exel.com. The website includes a subscription service allowing you to request notification for a variety of updates.

Financial calendar

	2003
Announcement of 2003 interim results and dividend	28 July
Ex-dividend date	27 August
Dividend record date	29 August
Last date for shareholders to elect for DRIP	10 September
Payment of 2003 interim dividend	1 October

Company Secretary
Doug Evans

Registered office
Ocean House
The Ring
Bracknell
Berkshire
RG12 1AN
T +44 1344 302000

Registrar
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA
T 0870 600 3970 (from the UK)
or +44 121 433 8000
(from outside the UK)

Auditors
Ernst & Young LLP
Becket House
1 Lambeth Palace Road
London
SE1 7EU

Stockbrokers
Cazenove & Co Ltd
20 Moorgate
London
EC2R 6DA
T +44 20 7155 5155

ABN Amro Hoare Govett
250 Bishopsgate
London
EC2M 4AA

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Head Office:
Exel plc
Ocean House
The Ring
Bracknell, RG12 1AN
UK
T +44 1344 302000

Headquarters, Consumer,
Retail and Healthcare – Europe:
Exel
Solstice House
251 Midsummer Boulevard
Milton Keynes, MK9 1EQ
UK
T +44 1908 244000

Headquarters, Consumer,
Retail and Healthcare – Americas:
Exel
570 Polaris Parkway
Westerville
Ohio, OH 43082
USA
T +1 614 865 8500

Headquarters, Technology
and Global Freight Management:
Exel
4120 Point Eden Way, Suite 200
Hayward
California, CA 94545
USA
T +1 510 731 3333

Headquarters, Asia Pacific:
Exel
7 Changi South Street 2
#03-00
Singapore 486415
T +65 6545 1833

www.exel.com